EXECUTION VERSION

FORTUNA SILVER MINES INC.

and

GOLDROCK MINES CORP.

ARRANGEMENT AGREEMENT

June 7, 2016

CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation	11
1.3	Number, Gender and Persons	12
1.4	Date for Any Action	12
1.5	Currency	13
1.6	Accounting Matters	13
1.7	Knowledge	13
1.8	Schedules	13

ARTICLE 2 THE ARRANGEMENT		13
2.1	Arrangement	13
2.2	Interim Order	13
2.3	Goldrock Meeting	14
2.4	Goldrock Circular	15
2.5	Preparation of Filings	17
2.6	Final Order	18
2.7	Court Proceedings	18
2.8	Effective Date	19
2.9	Payment of Consideration Shares and Issuance of Shares	19
2.10	Announcement and Shareholder Communications	19
2.11	Withholding Taxes	20
2.12	List of Shareholders	20
2.13	U.S. Securities Law Matters	21
2.14	U.S. Tax Law Matters	22

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF GOLDROCK		22
3.1	Representations and Warranties	22
3.2	Survival of Representations and Warranties	39

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF FORTUNA		39
4.1	Representations and Warranties	39
4.2	Survival of Representations and Warranties	52

ARTICLE 5 COVENANTS		53
5.1	Covenants of Goldrock Regarding the Conduct of Business	53
5.2	Covenants of Fortuna Regarding the Conduct of Business	58
5.3	Covenants of Goldrock Relating to the Arrangement	60
5.4	Covenants of Fortuna Relating to the Arrangement	61
5.5	Pre-Acquisition Reorganization	62
5.6	Access to Information; Confidentiality	63
5.7	Notices of Certain Events	63
5.8	Insurance, Indemnification and Employee Payments	64

ARTICLE 6 CONDITIONS		65

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6.1	Mutual Conditions Precedent	65
6.2	Additional Conditions Precedent to the Obligations of Fortuna	66
6.3	Additional Conditions Precedent to the Obligations of Goldrock	67
6.4	Satisfaction of Conditions	68

ARTICLE 7 NON-SOLICITATION COVENANTS		68
7.1	Non-Solicitation	68
7.2	Notification of Acquisition Proposals	70
7.3	Right to Match	71
7.4	Breach by Goldrock Subsidiaries and Representatives	73

ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		73
8.1	Term	73
8.2	Termination	73
8.3	Termination Fee	75
8.4	Expenses and Expense Reimbursement	76
8.5	Amendment	76
8.6	Waiver	77

ARTICLE 9 GENERAL PROVISIONS		77
9.1	Privacy	77
9.2	Notices	78
9.3	Governing Law	78
9.4	Injunctive Relief	79
9.5	Time of Essence	79
9.6	Entire Agreement, Binding Effect and Assignment	79
9.7	No Liability	79
9.8	Severability	79
9.9	Counterparts, Execution	80
SCHEDULE A – PLAN OF ARRANGEMENT		A-1
SCHEDULE B – ARRANGEMENT RESOLUTION		B-1

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated June 7, 2016

AMONG:

FORTUNA SILVER MINES INC., a company incorporated under the laws of the Province of British Columbia ("Fortuna")

- and –

GOLDROCK MINES CORP., a company incorporated under the laws of the Province of British Columbia ("Goldrock")

WHEREAS:

A.

Fortuna wishes to acquire all of the issued and outstanding Goldrock Shares pursuant to the Arrangement;

B.

The Goldrock Board has determined, after receiving financial and legal advice, that the consideration to be received by Goldrock Securityholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of Goldrock, and the Goldrock Board has decided to recommend that the Goldrock Securityholders vote in favour of the Arrangement, all subject to the terms and the conditions contained in this Agreement; and

C.

Fortuna has entered into the Fortuna Support Agreement with the Goldrock Locked-Up Securityholders, pursuant to which, among other things, such Goldrock Locked-Up Securityholders agree, subject to the terms and conditions thereof, to vote the Goldrock Shares held by them in favour of the Arrangement Resolution.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

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ARTICLE 1
INTERPRETATION

1.1

Definitions

In this Agreement, unless the context otherwise requires:

"Acquisition Proposal" means, other than the transactions contemplated by this Agreement and other than any transaction involving only Goldrock and/or one or more wholly-owned Goldrock Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than Fortuna (or any affiliate of Fortuna or any Person acting in concert with Fortuna or any affiliate of Fortuna) after the date of this Agreement relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of Goldrock and/or one or more Goldrock Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of Goldrock and the Goldrock Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Goldrock and the Goldrock Subsidiaries, taken as a whole, or (ii) 20% or more of the issued and outstanding voting or equity securities of: (A) Goldrock; or (B) any one or more the Goldrock Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of Goldrock and the Goldrock Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of Goldrock; (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving: (A) Goldrock; or (B) any of the Goldrock Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of Goldrock and the Goldrock Subsidiaries, taken as a whole; (d) a joint venture or earn-in right relating to 20% or more of Goldrock's consolidated assets; or (e) a sale relating to 20% or more of Goldrock's consolidated assets (or any lease, long-term supply or off-take agreement, hedging arrangement or other transaction having the same economic effect as a sale of such assets);

"affiliate" has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators in effect on the date of this Agreement;

"Agreement" means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"Arrangement" means the arrangement of Goldrock under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.5 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided, however, that any such amendment or variation is acceptable to both Goldrock and Fortuna, each acting reasonably);

"Arrangement Resolution" means the special resolution of the Goldrock Securityholders, voting together as a single class, approving the Plan of Arrangement which is to be considered at the Goldrock Meeting, substantially in the form and content of Schedule B hereto;

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"Authorization" means, with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

"CFPOA" has the meaning given to that term in Subsection 3.1(gg);

 "Confidentiality Agreement" means the confidentiality agreement between Fortuna and Goldrock dated February 26, 2016 pursuant to which the Parties provided confidential information to each other;

"Consideration Shares" means the Fortuna Shares to be issued pursuant to the Plan of Arrangement;

"Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

"Court" means the Supreme Court of British Columbia;

"Depositary" means any trust company, bank or other financial institution agreed to in writing by Goldrock and Fortuna for the purpose of, among other things, exchanging certificates representing Goldrock Shares for the Consideration Shares in connection with the Arrangement;

"Dissent Rights" means the rights of dissent exercisable by the Goldrock Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement;

"Effective Date" means the date upon which the Arrangement becomes effective, as set out in the Plan of Arrangement;

"Effective Time" means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

"Environmental Laws" means all Laws, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural

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resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

"Environmental Liabilities" means, with respect to any Person, all liabilities, obligations, responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including control, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any Person, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any: (a) Release or threatened Release or presence of a Hazardous Substance; (b) tank, drum, pipe or other container that contains or contained a Hazardous Substance; or (c) use, generation, disposal, treatment, processing, recycling, handling, transport, transfer, import, export or sale of a Hazardous Substance;

"Environmental Permits" means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws;

"FCP Act" has the meaning given to that term in Subsection 4.1(x);

"Final Order" means the final order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to Goldrock and Fortuna, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Goldrock and Fortuna, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"Fortuna" means Fortuna Silver Mines Inc., a company incorporated under the laws of the Province of British Columbia;

"Fortuna Balance Sheet" has the meaning ascribed thereto in Subsection 4.1(k);

"Fortuna Board" means the board of directors of Fortuna as the same is constituted from time to time;

"Fortuna Disclosure Letter" means the disclosure letter executed by Fortuna and delivered to Goldrock concurrently with execution of this Agreement;

"Fortuna Material Adverse Effect" means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or could reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition, liabilities (contingent or otherwise) or prospects (whether contractual or otherwise) of Fortuna and the Fortuna Material Subsidiaries, taken as a whole, other than any change, effect, event or occurrence: (i) in or relating to general political, economic or financial conditions in Canada, Mexico or Peru; (ii) in or relating to the state of securities markets in general, including any reduction in market indices; (iii) in or relating to currency exchange rates; (iv) in or relating to the industries in which Fortuna and the Fortuna Material Subsidiaries operate in general or the market for silver in general; (v) in or relating to GAAP or

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regulatory accounting requirements; (vi) in or relating to any applicable Laws or any interpretation thereof by any Governmental Entity; or (vii) relating to a change in the market trading price of the Fortuna Shares that is either: (A) related to this Agreement, and the Arrangement or the announcement thereof or (B) related to a change in market trading price primarily resulting from a change, effect, event or occurrence excluded from the definition of "Fortuna Material Adverse Effect" under subsections (i) to (vi) above or (C) consistent with ordinary course volatility in the market price of Fortuna Shares; provided, however, that such effect referred to in subsections (ii) to (vi) above does not primarily relate to (or have the effect of primarily relating to) Fortuna or the Fortuna Material Subsidiaries or disproportionately adversely affect Fortuna and the Fortuna Material Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Fortuna and the Fortuna Material Subsidiaries operate or result from any change in Laws or in the interpretation, application or non-application of Laws by any Governmental Entity (including all related fiscal regimes) which results in any expropriation or other proceedings alleging illegality or irregularity of any material contract or license undertaken by Governmental Entities or suspension or revocation, or proposed or alleged suspension or revocation or allegation of illegality, of any authorization, consent, approval, license or material contract with any Governmental Entity; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an "Fortuna Material Adverse Effect" has occurred;

"Fortuna Material Subsidiaries" means the Subsidiaries of Fortuna set out in Schedule 4.1(d) of the Fortuna Disclosure Letter;

"Fortuna Mineral Rights" has the meaning ascribed thereto in Subsection 4.1(l)(i);

"Fortuna Property" has the meaning ascribed thereto in Subsection 4.1(l)(i);

"Fortuna Public Documents" means all documents or information filed on SEDAR by Fortuna under applicable Securities Laws since and including January 1, 2015 to and including the date hereof;

"Fortuna Shareholders" means the holders of Fortuna Shares;

"Fortuna Shares" means the common shares in the share capital of Fortuna without par value;

"Fortuna Subsidiaries" means all the direct and indirect Subsidiaries of Fortuna;

"Fortuna Support Agreements" means the support agreements (including all amendments thereto) between Fortuna and the Goldrock Locked-up Securityholders setting forth the terms and conditions upon which they agree, among other things, to vote their Goldrock Shares in favour of the Arrangement Resolution;

"GAAP" means generally accepted accounting principles as set-out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

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"Goldrock" means Goldrock Mines Corp., a company incorporated under the laws of the Province of British Columbia;

"Goldrock Balance Sheet" has the meaning ascribed thereto in Subsection 3.1(l);

"Goldrock Benefit Plans" means any pension plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Goldrock or any of the Goldrock Subsidiaries or for which Goldrock or the Goldrock Subsidiaries could have any liability;

"Goldrock Board" means the board of directors of Goldrock as the same is constituted from time to time;

"Goldrock Change in Recommendation" has the meaning ascribed thereto in Subsection 8.2(a)(iii)(A) below;

"Goldrock Circular" means the notice of the Goldrock Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith and the documents incorporated by reference therein, to be sent to the Goldrock Securityholders in connection with the Goldrock Meeting, as amended, supplemented or otherwise modified from time to time;

"Goldrock Disclosure Letter" means the disclosure letter executed by Goldrock and delivered to Fortuna concurrently with the execution of this Agreement;

"Goldrock Locked-up Securityholders" means Goldrock's executive officers and directors, Orion Fund JV Limited, Waterton Precious Metals Fund II Cayman, LP and Austral Gold Limited;

"Goldrock Material Adverse Effect" means any one or more changes, effects, events or occurrences that, individually or in the aggregate, is, or could reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition, liabilities (contingent or otherwise), prospects or privileges (whether contractual or otherwise) of Goldrock and the Goldrock Subsidiaries, taken as a whole, other than any change, effect, event or occurrence: (i) in or relating to general political, economic or financial conditions in Canada or Argentina; (ii) in or relating to the state of securities markets in general, including any reduction in market indices; (iii) in or relating to currency exchange rates; (iv) in or relating to the industries in which Goldrock and the Goldrock Subsidiaries operate in general or the market for gold in general; (v) the market price for gold; (vi) in or relating to GAAP or regulatory accounting requirements; (vii) in or relating to any applicable Laws or any interpretation thereof by any Governmental Entity; (viii) in or relating to a change in the market trading price of the Goldrock Shares that is either: (A) related to this Agreement, and the Arrangement or the announcement thereof or (B) related to a change in market trading price primarily resulting from a change, effect, event or occurrence excluded from the definition of "Goldrock Material Adverse Effect" under subsections (i) to (vii) above or (C) consistent with ordinary course volatility in the market price of Goldrock Shares; provided, however, that such effect referred to in subsections (ii) to (vii) above does not primarily relate to (or have the effect of primarily relating to)

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Goldrock or the Goldrock Subsidiaries or disproportionately adversely affect Goldrock and the Goldrock Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which Goldrock and the Goldrock Subsidiaries operate or result from any change in Laws or in the interpretation, application or non-application of Laws by any Governmental Entity (including all related fiscal regimes) which results in any expropriation or other proceedings alleging illegality or irregularity of any material contract or license undertaken by Governmental Entities or suspension or revocation, or proposed or alleged suspension or revocation or allegation of illegality, of any authorization, consent, approval, license or material contract with any Governmental Entity; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether an "Goldrock Material Adverse Effect" has occurred;

"Goldrock Meeting" means a meeting of Goldrock Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"Goldrock Mineral Rights" has the meaning ascribed thereto in Subsection 3.1(m)(i);

"Goldrock Optionholders" means the holders of Goldrock Options;

"Goldrock Option Plan" means the rolling 10% stock option plan of Goldrock effective July 16, 2015, approved by Goldrock Shareholders at a meeting held on September 2, 2015;

"Goldrock Options" means the outstanding options to purchase Goldrock Shares granted under the Goldrock Option Plan or the predecessor thereto which are now governed by the Goldrock Option Plan;

"Goldrock Property" has the meaning ascribed thereto in Subsection 3.1(m)(i);

"Goldrock Public Documents" means all documents or information filed on SEDAR by Goldrock under applicable Securities Laws since and including January 1, 2015 to and including the date hereof;

"Goldrock RSU Plan" means the restricted share unit plan of Goldrock effective July 16, 2015, approved by Goldrock Shareholders at a meeting held on September 2, 2015;

"Goldrock RSUs" means the outstanding restricted share units of Goldrock granted under the Goldrock RSU Plan;

"Goldrock Securities" means, collectively, Goldrock Shares, Goldrock Options, Goldrock RSUs and Goldrock Warrants;

"Goldrock Securityholder Approval" has the meaning ascribed thereto in Subsection 2.2(c);

"Goldrock Securityholders" means, collectively, the Goldrock Shareholders;

"Goldrock Shareholders" means the holders of Goldrock Shares;

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"Goldrock Shares" means the common shares in the authorized share capital of Goldrock prior to the reorganization of Goldrock's capital contemplated under the Plan of Arrangement;

"Goldrock Subsidiaries" means the Subsidiaries of Goldrock set out in Schedule 3.1(d) of the Goldrock Disclosure Letter;

"Goldrock Warrants" means the outstanding warrants issued by Goldrock to Austral Gold Limited in October 2013;

"Governmental Entity" means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental department, central bank, court, tribunal, ministry, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX, TSX-V and the NYSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any administrative, regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Hazardous Substance" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including cyanide, sulphuric acid, hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

"Interim Order" means the interim order of the Court contemplated by Section  of this Agreement and made pursuant to Section 291 of the BCBCA, providing for, among other things, the calling and holding of the Goldrock Meeting, as the same may be amended by the Court with the consent of Goldrock and Fortuna, each acting reasonably;

"Law" or "Laws" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

"Liens" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

"Mailing Deadline" means no later than June 30, 2016 unless otherwise agreed by Fortuna and Goldrock;

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"Majority of the Minority Approval" has the meaning ascribed thereto in Subsection 2.2(c)(ii);

"Matching Period" has the meaning ascribed thereto in Subsection 7.3(a)(v);

"material fact" and "material change" have the meanings ascribed thereto in the Securities Act;

"Meeting Deadline" means August 4, 2016;

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Ontario Securities Commission;

"misrepresentation" has the meaning ascribed thereto in the Securities Act;

"NI 43-101" means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NYSE” means the New York Stock Exchange;

"ordinary course of business", "ordinary course of business consistent with past practice", or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person;

"Outside Date" means October 31, 2016 or such later date as may be agreed to in writing by the Parties;

"Parties" means Goldrock and Fortuna, and "Party" means any one of them;

"Permit" means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

"Person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means the plan of arrangement of Goldrock, substantially in the form of Schedule A hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Goldrock and Fortuna, each acting reasonably;

"Pre-Acquisition Reorganization" has the meaning ascribed thereto in Section 5.5;

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities;

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"Release" means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Laws" means: (i) in relation to Fortuna, the Securities Act, the securities legislation of each of the Provinces of Canada, other than Quebec, and the policies and instruments of the Canadian Securities Administrators; (ii) in relation to Goldrock, the Securities Act, the securities legislation of each of the Provinces and Territories of Canada, other than Quebec, and the policies and instruments of the Canadian Securities Administrators; and (iii) in relation to both Fortuna and Goldrock, all other applicable state, federal and provincial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Shareholder Rights Plan" means the shareholder rights plan agreement between Goldrock and Valiant Trust Company, as rights agent, dated September 9, 2015;

"Subsidiary" has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal from a Person who is an arm's length third party to acquire not less than all of the outstanding Goldrock  Shares or all or substantially all of the assets of Goldrock on a consolidated basis that: (i) complies with Securities Laws and did not result from or involve a breach of Article 7; (ii) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; (iii) is not subject to any financing contingency and in respect of which it has been demonstrated to the satisfaction of the Goldrock Board, acting in good faith (after receipt of advice from its financial advisers) that any required financing to complete such Acquisition Proposal is reasonably likely to be obtained; (iv) is not subject to any due diligence or access condition; (v) to the extent that such Acquisition Proposal involves the acquisition of outstanding Goldrock Shares, is made available to all Goldrock Shareholders, on the same terms and conditions; and (vi) that the Goldrock Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Goldrock Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by Fortuna pursuant to Subsection Section 7.3(b));

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"Superior Proposal Notice" has the meaning ascribed thereto in Subsection 7.3(a)(iii);

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Taxes" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing;

"Tax Returns" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

"Termination Fee" means an amount equal to CAD$7,000,000;

"Termination Fee Event" has the meaning ascribed thereto in Subsection 8.3(b);

"Transaction Personal Information" has the meaning ascribed thereto in Section 9.1;

"TSX" means the Toronto Stock Exchange;

"TSX-V" means the TSX Venture Exchange;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"U.S. Investment Company Act" means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

"U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended.

1.2

Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

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(a)

"this Agreement" means this Agreement, including the recitals and Appendices hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Schedule hereof, and includes any agreement, docuent or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)

the words "hereof", "herein", "hereto" and "hereunder" and other word of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Schedule hereof;

(c)

all references in this Agreement to a designated "Article", "Section", "Subsection" or other subdivision, recital or "Schedule" hereof are references to the designated Article, Section, Subsection or other subdivision, recital or Schedule to, this Agreement;

(d)

the division of this Agreement into Article, Sections, Subsections and other subdivisions, recitals or Schedule, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)

a reference to a statute in this Agreement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f)

the word "or" is not exclusive;

(g)

the words "including", "include" and "includes" are not limiting, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; and

(h)

all references to "approval", "authorization" or "consent" in this Agreement means written approval, authorization or consent.

1.3

Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4

Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

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1.5

Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and "$" refers to United States dollars.

1.6

Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Goldrock and Fortuna shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Goldrock and Fortuna required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7

Knowledge

(a)

In this Agreement, references to "the knowledge of Goldrock" means the actual knowledge of Paul Matysek, Bassam Moubarak and Dave Keough in each case, after making due enquiries regarding the relevant matter.

(b)

In this Agreement, references to "the knowledge of Fortuna" means the actual knowledge of Jorge Alberto Ganoza Durant, Luis Ganoza Durant and Simon Ridgway in each case, after making due enquiries regarding the relevant matter.

1.8

Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A - Plan of Arrangement

Schedule B - Arrangement Resolution

ARTICLE 2
THE ARRANGEMENT

2.1

Arrangement

Goldrock and Fortuna agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2

Interim Order

As soon as reasonably practicable following the execution of this Agreement, and in any event in sufficient time to hold the Goldrock Meeting in accordance with Section 2.3, Goldrock shall apply to the Court in a manner acceptable to Fortuna, acting reasonably, pursuant to Section 291 of the BCBCA and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

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(a)

for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Goldrock Meeting and for the manner in which such notice is to be provided;

(b)

for confirmation of the record date for the Goldrock Meeting referred to in Subsection 2.3(a);

(c)

that the requisite approval for the Arrangement Resolution shall be:

(i)

the affirmative vote of not less than two-thirds of the votes cast on the Arrangement Resolution by the Goldrock Shareholders present in person or by proxy at the Goldrock Meeting, voting together as a single class (the "Goldrock Securityholder Approval"); and

(ii)

if required under applicable Law, a majority of the votes attached to the Goldrock Shares held by Goldrock Shareholders present in person or by proxy at the Goldrock Meeting excluding votes attached to Goldrock Shares held by Fortuna and any other person described in items (a) through (d) of section 8.1(2) of MI 61-101 (the "Majority of the Minority Approval");

(d)

that, in all other respects and subject to the terms of the Interim Order, the terms, conditions and restrictions of the Goldrock constating documents, including quorum requirements and other matters, shall apply in respect of the Goldrock Meeting;

(e)

for the  grant of Dissent Rights to the Goldrock Shareholders who are registered Goldrock Shareholders;

(f)

for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)

that the Goldrock Meeting may be adjourned or postponed from time to time by the Goldrock Board subject to the terms of this Agreement without the need for additional approval of the Court; and

(h)

that it is the Parties' intention to rely upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the issuance of the Consideration Shares pursuant to the Arrangement, based on the Court's approval of the Arrangement.

2.3

Goldrock Meeting

Subject to the terms of this Agreement:

(a)

Goldrock agrees to convene and conduct the Goldrock Meeting in accordance with the Interim Order, Goldrock's articles and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline. Goldrock agrees that it shall, in consultation with Fortuna, fix and publish a record date for the purposes of determining the Goldrock Securityholders entitled to receive notice of and vote at the Goldrock Meeting in accordance

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with the Interim Order and that such record date shall not be amended, varied or cancelled without the express written consent of Fortuna (which consent may be withheld in Fortuna’s sole discretion).

(b)

Goldrock shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Goldrock Meeting without Fortuna's prior written consent.

(c)

Goldrock will advise Fortuna as Fortuna may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Goldrock Meeting, as to the aggregate tally of the proxies received by Goldrock in respect of the Arrangement Resolution.

(d)

Goldrock will promptly advise Fortuna of any written notice of dissent or purported exercise by any Goldrock Shareholder of Dissent Rights received by Goldrock in relation to the Arrangement and any withdrawal of Dissent Rights received by Goldrock and any written communications sent by or on behalf of Goldrock to any Goldrock Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

(e)

Goldrock will provide notice to Fortuna of the Goldrock Meeting and allow representatives of Fortuna to attend the Goldrock Meeting.

(f)

Goldrock will not prior to the earlier of (i) Effective Time or (ii) the termination of this Agreement set a record date in respect of any meeting of Goldrock Shareholders other than the Goldrock Meeting and to the extent that Goldrock receives a meeting requisition that complies with Section 167 of the BCBCA, Goldrock shall not hold such requisitioned meeting until at least 105 days after the date on which such requisition is received by Goldrock.

2.4

Goldrock Circular

(a)

As promptly as reasonably practicable following execution of this Agreement with a targeted date on or before June 27, 2016 and in any event prior to the close of business on the Mailing Deadline, Goldrock shall (i) prepare the Goldrock Circular together with any other documents required by applicable Laws, (ii) file the Goldrock Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Goldrock Circular as required under applicable Laws and by the Interim Order. On the date of mailing thereof, the Goldrock Circular shall comply in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Goldrock Securityholders to form a reasoned judgment concerning the matters to be placed before them at the Goldrock Meeting.

(b)

In the event that Goldrock provides a notice to Fortuna regarding a possible Acquisition Proposal pursuant to Section 7.2 prior to the mailing of the Goldrock Circular, then unless the Parties agree otherwise, the Mailing Deadline will be extended until the date that is seven days following the earlier of either: (i) written notification from Goldrock to Fortuna that the Goldrock Board has determined that the Acquisition Proposal is not a Superior Proposal; or (ii) the date on which Goldrock and Fortuna enter into

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an amended agreement pursuant to Subsection 7.3(b) which results in the Acquisition Proposal in question not being a Superior Proposal. In the event that the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.

(c)

Goldrock shall ensure that the Goldrock Circular complies in all material respects, with all applicable Laws, and, without limiting the generality of the foregoing, that the Goldrock Circular will not contain any misrepresentation (except that Goldrock shall not be responsible for any information relating to Fortuna and its affiliates, including the Fortuna Shares).

(d)

Goldrock shall disclose in the Goldrock Circular:

(i)

that the Goldrock Board have received a fairness opinion from Fort Capital Partners;

(ii)

the general terms of the fairness opinion from Fort Capital Partners; and

(iii)

that the Goldrock Board has determined, after receiving financial and legal advice that the consideration per Goldrock Share to be received by Goldrock Securityholders is fair and that the Arrangement is in the best interests of Goldrock, and the Goldrock Board has decided to recommend that the Goldrock Securityholders vote in favour of the Arrangement.

(e)

Subject to Section 7.1: (i) Goldrock shall solicit proxies in favour of the Arrangement Resolution, and against any resolution submitted by any other Goldrock Shareholder, including, if so requested by Fortuna, using the services of dealers and proxy solicitation services and shall permit Fortuna to otherwise assist Goldrock in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement by Goldrock Securityholders; (ii) the Goldrock Board shall recommend to Goldrock Securityholders that they vote in favour of the Arrangement Resolution; (iii) Goldrock shall not make a Goldrock Change in Recommendation; and (iv) Goldrock shall include in the Goldrock Circular a statement that each director and executive officer of Goldrock intends to vote all of such Person's Goldrock Securities (including any Goldrock Shares issued upon the exercise of any Goldrock Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Fortuna Support Agreement.

(f)

Fortuna shall, no later than one week prior to the close of business prior to the Mailing Deadline, but with a targeted date on or before June 20, 2016, provide to Goldrock all information regarding Fortuna, its affiliates and the Fortuna Shares, including any pro forma financial statements prepared in accordance with GAAP and applicable Laws as required by the Interim Order or applicable Laws for inclusion in the Goldrock Circular or in any amendments or supplements to such Goldrock Circular. Fortuna shall also use commercially reasonable efforts to obtain any necessary consents from any of

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its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Goldrock Circular and to the identification in the Goldrock Circular of each such advisor. Fortuna shall ensure that such information does not include any misrepresentation concerning Fortuna.

(g)

Fortuna and its legal counsel shall be given a reasonable opportunity to review and comment on the Goldrock Circular prior to the Goldrock Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Fortuna and its legal counsel, provided, however, that all information relating solely to Fortuna, its affiliates and the Goldrock Shares included in the Goldrock Circular shall be in form and content satisfactory to Fortuna, acting reasonably. Goldrock shall provide Fortuna with final copies of the Goldrock Circular prior to the mailing to the Goldrock Securityholders.

(h)

Goldrock and Fortuna shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Goldrock Circular contains a misrepresentation, or that otherwise requires an amendment or supplement to the Goldrock Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Goldrock Circular as required or appropriate, and Goldrock shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Goldrock Circular to Goldrock Securityholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.5

Preparation of Filings

Fortuna and Goldrock shall co-operate and use their reasonable commercial efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for Regulatory Approvals and other orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals required in connection with this Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement, the Arrangement and the Plan of Arrangement, and to complete any of the transactions contemplated by this Agreement, including their obligations under applicable Laws. It is acknowledged and agreed that, unless required to ensure that the Consideration Shares are freely tradeable in Canada and that the Consideration Shares will not be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act upon their issuance, subject to restrictions on transfers applicable to "affiliates" (as defined in Rule 405 under the U.S. Securities Act) of Fortuna following completion of the Arrangement, Fortuna shall not be required to file a prospectus or similar document or otherwise become subject to the securities Laws of any jurisdiction (other than a province of Canada where Fortuna currently is a reporting issuer) in order to complete the Arrangement. Fortuna may elect, at its sole discretion, to make such securities and other regulatory filings in the United States or other jurisdictions as may be necessary or desirable in connection with the completion of the Arrangement. Goldrock shall provide to Fortuna all information regarding Goldrock and its affiliates as required by applicable Securities Laws in connection with such filings. Goldrock shall also use commercially reasonable efforts to obtain any

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necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in such filings and to the identification in such filings of each such advisor.

2.6

Final Order

If:

(a)

the Interim Order is obtained; and

(b)

the Arrangement Resolution is passed at the Goldrock Meeting as provided for in the Interim Order and as required by applicable Law,

subject to the terms of this Agreement, Goldrock shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to Section 291 of the BCBCA held as soon as reasonably practicable following the approval of the Arrangement Resolution at the Goldrock Meeting.

2.7

Court Proceedings

Subject to the terms of this Agreement, Fortuna will cooperate with and assist Goldrock in seeking the Interim Order and the Final Order, including by providing Goldrock on a timely basis any information reasonably required to be supplied by Fortuna in connection therewith. Goldrock will provide legal counsel to Fortuna with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Goldrock will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with Fortuna's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall require Fortuna to agree or consent to any increase in the Consideration Shares to be issued under the Plan of Arrangement or other modification or amendment to such filed or served materials that expands or increases Fortuna's obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. Goldrock shall also provide to Fortuna's legal counsel on a timely basis copies of any notice of appearance or other Court documents served on Goldrock in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Goldrock indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Goldrock will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Goldrock will not object to legal counsel to Fortuna making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided, however, that Goldrock is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Goldrock will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any

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time after the issuance of the Final Order and prior to the Effective Date, Goldrock is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Fortuna.

2.8

Effective Date

On the second Business Day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Arrangement shall become effective.  Goldrock agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 8.4 of this Agreement to include such other terms determined to be necessary or desirable by Fortuna, acting reasonably provided, however, that the Plan of Arrangement shall not be amended in any manner which has the effect of reducing the consideration or which is otherwise prejudicial to the Goldrock Securityholders or other parties to be bound by the Plan of Arrangement and is not inconsistent with the provisions of this Agreement. The closing of the Arrangement will take place at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 550 Burrard Street, Vancouver, British Columbia, V7X 1M8, at 4:00 p.m. (Vancouver time) on the day prior to the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.9

Payment of Consideration Shares and Issuance of Shares

Fortuna will, following receipt by Goldrock of the Final Order, deposit or cause to be deposited in escrow with the Depositary the Consideration Shares issuable to the Goldrock Shareholders (other than payments to Goldrock Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection) and Goldrock Optionholders under the Plan of Arrangement which shares shall be held by the Depositary for distribution to such Goldrock Securityholders in accordance with the provisions of the Plan of Arrangement.

2.10

Announcement and Shareholder Communications

(a)

Fortuna and Goldrock shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Fortuna and Goldrock, the text and timing of each Party's announcement to be approved by the other Party in advance, acting reasonably. Fortuna and Goldrock agree to co-operate in the preparation of presentations, if any, to Goldrock Securityholders or the Fortuna Shareholders regarding the transactions contemplated by this Agreement, and no Party shall: (i) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed); or (ii) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior written notice to the

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other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not permitted by applicable securities laws, to give such notice immediately following the making of such disclosure or filing.

(b)

To the extent reasonably possible, Goldrock shall provide prior notice to Fortuna of any material public disclosure that it proposes to make regarding its business or operations, together with a draft copy of such disclosure.  Fortuna and its legal counsel shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Fortuna and its counsel.

(c)

To the extent reasonably possible, Fortuna shall provide prior notice to Goldrock of any material public disclosure that it proposes to make regarding its business or operations, together with a copy of such disclosure.

2.11

Withholding Taxes

Fortuna, Goldrock and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable or allocable to any former Goldrock Securityholder such amounts as Fortuna, Goldrock or the Depositary may be required to deduct and withhold therefrom or with respect thereto under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid or allocated.  To the extent necessary, such deductions and withholdings may be effected by selling any Fortuna Shares to which any such Person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the Person entitled thereto as soon as reasonably practicable.

2.12

List of Shareholders

At the reasonable request of Fortuna from time to time, Goldrock shall provide Fortuna with a list (in both written and electronic form) of the registered Goldrock Shareholders, together with their addresses and respective holdings of Goldrock Shares, a list of the names and addresses and holdings of all Persons having rights issued by Goldrock to acquire Goldrock Shares (including Goldrock Optionholders), a list of non-objecting beneficial owners of Goldrock Shares, together with their addresses and respective holdings of Goldrock Shares and a list of all beneficial Goldrock Securityholders in the United States, showing the state of residency of such Goldrock Securityholders. Goldrock shall from time to time require that its registrar and transfer agent furnish Fortuna with such additional information, including updated or additional lists of Goldrock Shareholders and lists of holdings and other assistance as Fortuna may reasonably request.

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2.13

U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares issued under the Arrangement to the Goldrock Shareholders will be issued by Fortuna in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.  In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)

the Arrangement will be subject to the approval of the Court;

(b)

the Court will be advised as to the intention of the Parties to rely on the exemption from the registration requirements of the U.S. Securities Act under Section 3(a)(10) thereof prior to the hearing required to approve the Arrangement;

(c)

before approving the Arrangement, the Court will be required to satisfy itself as to the procedural and substantive fairness of the Arrangement to the Goldrock Shareholders;

(d)

Goldrock will ensure that each Goldrock Shareholder entitled to receive Consideration Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)

The Goldrock Shareholders entitled to receive Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Fortuna in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)

the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being procedurally and substantively fair to the Goldrock Shareholders;

(g)

the Interim Order approving the Goldrock Meeting will specify that each Goldrock Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within the time prescribed by the Interim Order; and

(h)

the Final Order shall include a statement to substantially the following effect:

"This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Fortuna, pursuant to the Plan of Arrangement."

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2.14

U.S. Tax Law Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and this Agreement and the Plan of Arrangement are intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code for purposes of Sections 354 and 361 of the U.S. Tax Code.  Except as required by applicable Law, each of the Parties shall treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal and applicable state income tax purposes, shall treat this Agreement and the Plan of Arrangement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and shall not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment.  Except as required by applicable Law, each Party hereto shall act in a manner that is consistent with the parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal and applicable state income tax purposes, and shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code. Notwithstanding the foregoing or any other provision of this Agreement, neither Party hereto makes any representation, warranty or covenant to the other Party or to any Goldrock Securityholder, holder of Fortuna Shares or other holder of Goldrock securities or Fortuna securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code or as a tax-deferred reorganization for purposes of any United States state or local income tax law.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF GOLDROCK

3.1

Representations and Warranties

Except as disclosed in the Goldrock Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), Goldrock hereby represents and warrants to Fortuna as follows, and acknowledges Fortuna is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Organization and Qualification.  Goldrock is duly incorporated and validly existing under the laws of British Columbia and has full corporate power and capacity to own its assets and conduct its business as now owned and conducted. Goldrock is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Goldrock Material Adverse Effect. True and complete copies of the constating documents of Goldrock have been delivered or made available to Fortuna,

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and Goldrock has not taken any action to amend or supersede such documents.

(b)

Corporate Authority.  Goldrock has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Goldrock and the consummation by Goldrock of the transactions contemplated by this Agreement have been duly authorized by the Goldrock Board and no other corporate proceedings on the part of Goldrock are necessary to authorize this Agreement other than Goldrock Securityholder Approval and, if required by applicable Law, Majority of the Minority Approval.  This Agreement has been duly executed and delivered by Goldrock and constitutes valid and binding obligations of Goldrock, enforceable by Fortuna against Goldrock in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)

No Conflict; Required Filings and Consent.  The execution and delivery by Goldrock of this Agreement,  the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Goldrock or those of any of the Goldrock Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Goldrock Material Adverse Effect, will not: (i) violate, conflict with or result in a breach of: (A) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Goldrock or any of the Goldrock Subsidiaries is a party or by which Goldrock or any of the Goldrock Subsidiaries is bound; or (B) any Law to which Goldrock or any of the Goldrock Subsidiaries is subject or by which Goldrock or any of the Goldrock Subsidiaries is bound; (ii) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (iii) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any material Lien upon any of Goldrock's assets or the assets of any of the Goldrock Subsidiaries.  Other than the Interim Order, the Final Order and any Authorization that has been identified by Goldrock in the Goldrock Disclosure Letter, no Authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Goldrock or any of the Goldrock Subsidiaries for the consummation by Goldrock of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Goldrock or any of the Goldrock Subsidiaries in any material properties, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make

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would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

(d)

Subsidiaries.  The Goldrock Subsidiaries are listed in Schedule 3.1(d) of the Goldrock Disclosure Letter. Each Goldrock Subsidiary is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Goldrock Material Adverse Effect. Except as disclosed in the Goldrock Public Documents, Goldrock beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of the Goldrock Subsidiaries. All of the outstanding shares in the capital of each of the Goldrock Subsidiaries owned directly or indirectly by Goldrock that is a corporation are: (i) validly issued and fully-paid and all such shares are owned free and clear of all Liens of any kind or nature whatsoever; and (ii) are free of any other material restrictions including any restriction on the right to vote, sell or otherwise dispose of shares.  Goldrock does not hold any material equity interests in any entity, other than (A) its interests in the Goldrock Subsidiaries; and (B) as otherwise disclosed in the Goldrock Public Documents.

(e)

Compliance with Laws.

(i)

The operations of Goldrock and the Goldrock Subsidiaries have been and are now conducted in compliance with all Laws of each applicable jurisdiction, the Laws of which have been and are now applicable to the operations of Goldrock or of any of the Goldrock Subsidiaries and none of Goldrock or any of the Goldrock Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Goldrock Material Adverse Effect.

(ii)

None of Goldrock or any of the Goldrock Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its notice of articles, articles or by-laws or equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Goldrock Material Adverse Effect.

(f)

Goldrock Authorizations.  Goldrock and the Goldrock Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Goldrock or the Goldrock Subsidiaries or otherwise in connection with the material business or operations of Goldrock or the Goldrock Subsidiaries as currently conducted and such Authorizations are in full force and effect. Goldrock and the Goldrock Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Goldrock Material

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Adverse Effect.  There is no action, investigation or proceeding pending or, to the knowledge of Goldrock, threatened regarding any of the Authorizations. None of Goldrock or any of the Goldrock Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Goldrock Material Adverse Effect and, to the knowledge of Goldrock, all such Authorizations continue to be effective in order for Goldrock and the Goldrock Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.  No Person other than Goldrock or a Goldrock Subsidiary and the Governmental Entity which has granted or otherwise has authority on such Authorizations owns or has any proprietary, financial or other interest (direct or indirect) in any of the material Authorizations.

(g)

Capitalization and Listing.

(i)

The authorized share capital of Goldrock consists of an unlimited number of Goldrock Shares.  As at the date of this Agreement there are: (A) 102,584,918 Goldrock Shares validly issued and outstanding as fully-paid and non-assessable shares of Goldrock; (B) 6,080,000 outstanding Goldrock Options providing for the issuance of 6,080,000 Goldrock Shares upon the exercise thereof; (C) nil outstanding Goldrock RSUs providing for the issuance of nil Goldrock Shares upon the vesting thereof; and (D) 11,560,000 outstanding Goldrock Warrants providing for the issuance of 11,560,000 Goldrock Shares at a price of $0.80 per Goldrock Share upon the exercise thereof.   Except for the Shareholder Rights Plan, there are no other options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Goldrock or any of the Goldrock Subsidiaries to issue or sell any shares of Goldrock or of any of the Goldrock Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Goldrock or any of the Goldrock Subsidiaries, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Goldrock or any of the Goldrock Subsidiaries based upon the book value, income or any other attribute of Goldrock or any of the Goldrock Subsidiaries. No Person is entitled to any pre-emptive or other similar right granted by Goldrock or any of the Goldrock Subsidiaries. The Goldrock Shares are listed on the TSX-V and are not listed or quoted on any other market.

(ii)

Schedule 3.1(g)(ii) to the Goldrock Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Goldrock Options and Goldrock Warrants and full details with respect to all such securities (including, where applicable, the number, exercise prices and vesting and expiration dates of such securities).  All Goldrock Shares that may be issued pursuant to the exercise or vesting, as applicable, of outstanding Goldrock Options and Goldrock Warrants will, when

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issued in accordance with the terms thereof, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.  In addition, Goldrock has provided Fortuna with copies of the Goldrock Option Plan and the Goldrock Warrants.

(iii)

There are no outstanding contractual obligations of Goldrock or any of the Goldrock Subsidiaries to repurchase, redeem or otherwise acquire any Goldrock Shares or any shares of any of the Goldrock Subsidiaries. No Goldrock Subsidiary owns any Goldrock Shares.

(iv)

No order ceasing or suspending trading in securities of Goldrock nor prohibiting the sale of such securities has been issued and is outstanding against Goldrock or its directors, officers or promoters.

(h)

Shareholder and Similar Agreements. Goldrock is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Goldrock or any of the Goldrock Subsidiaries.

(i)

U.S. Securities Law Matters.

(i)

Goldrock is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act.

(ii)

There is no class of securities of Goldrock which is registered pursuant to Section 12 of the U.S. Exchange Act, nor is Goldrock subject to any reporting obligation (whether active or suspended) pursuant to Section 13(a) or Section 15(d) of the U.S. Exchange Act. Goldrock is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the U.S. Exchange Act.

(iii)

Goldrock is not registered, and is not required to be registered, as an “investment company” under the U.S. Investment Company Act.

(j)

Reports.  Goldrock has filed with all applicable Governmental Entities true and complete copies of the Goldrock Public Documents that Goldrock is required to file therewith.  Goldrock Public Documents at the time filed: (a) did not contain any misrepresentation; and (b) complied in all material respects with the requirements of applicable Securities Laws. Goldrock has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

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(k)

Financial Statements.

(i)

The audited consolidated financial statements for Goldrock as at and for the fiscal year ended on December 31, 2015, including the notes thereto and the reports by Goldrock's auditors thereon, and all financial statements of Goldrock which are publicly disseminated by Goldrock in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with GAAP applied on a basis consistent with prior periods (except in the case of a change in accounting principles) and all applicable Laws and present fairly, in all material respects, the consolidated financial condition and results of operations of Goldrock and the Goldrock Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto).  There are no outstanding loans made by Goldrock or any of the Goldrock Subsidiaries to any executive officer or director of Goldrock.

(ii)

Goldrock (i) has designed disclosure controls and procedures to provide reasonable assurance that material information relating to Goldrock is made known to the Chief Executive Officer and the Chief Financial Officer of Goldrock by others, particularly during the periods in which filings are being prepared; and (ii) has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(iii)

Since December 31, 2015, neither Goldrock nor any of the Goldrock Subsidiaries nor, to Goldrock's knowledge, any director, officer, employee, auditor, accountant or representative of Goldrock or any of the Goldrock Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Goldrock or any of the Goldrock Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Goldrock or any of the Goldrock Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Goldrock Board, or has not been disclosed to Fortuna.

(l)

Undisclosed Liabilities.  Neither Goldrock nor any of the Goldrock Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of Goldrock as of December 31, 2015 (the "Goldrock Balance Sheet") or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2015, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Goldrock and the Goldrock Subsidiaries (other than those disclosed on the Goldrock Balance Sheet or in the notes to the Goldrock

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financial statements), reasonably be expected to have a Goldrock Material Adverse Effect or, as a consequence of the consummation of the Arrangement, have a Goldrock Material Adverse Effect. Without limiting the foregoing, the Goldrock Balance Sheet reflects reasonable reserves in accordance with GAAP for contingent liabilities relating to pending litigation and other contingent obligations of Goldrock and the Goldrock Subsidiaries.

(m)

Interest in Properties and Goldrock Mineral Rights.

(i)

All of Goldrock's and the Goldrock Subsidiaries' material real properties (collectively, the "Goldrock Property") and all of Goldrock's and the Goldrock Subsidiaries' material mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, easements and water rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, the "Goldrock Mineral Rights"), are set out in Schedule 3.1(m)(i) of the Goldrock Disclosure Letter.  Other than the Goldrock Property and the Goldrock Mineral Rights set out in Schedule 3.1(m)(i) of the Goldrock Disclosure Letter, neither Goldrock nor the Goldrock Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights.

(ii)

Except as set forth in the Goldrock Public Documents, Goldrock or one of the Goldrock Subsidiaries is the sole legal and beneficial owner of all right, title and interest in and to the Goldrock Property and the Goldrock Mineral Rights, free and clear of any Liens.

(iii)

All of the Goldrock Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(iv)

The Goldrock Property and the Goldrock Mineral Rights are in good standing under applicable Law in all material respects and all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)

There is no material adverse claim against or challenge to the title to or ownership of the Goldrock Property or any of the Goldrock Mineral Rights.

(vi)

Goldrock or a Goldrock Subsidiary has the exclusive right to deal with the Goldrock Property and all of the Goldrock Mineral Rights.

(vii)

Except as set forth in the Goldrock Public Documents, no Person other than Goldrock and the Goldrock Subsidiaries has any interest in the Goldrock Property or any of the Goldrock Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

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(viii)

Except as disclosed in the Goldrock Public Documents, there are no options, back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Goldrock's or a Goldrock Subsidiary's interest in the Goldrock Property or any of the Goldrock Mineral Rights.

(ix)

There are no material restrictions on the ability of Goldrock and the Goldrock Subsidiaries to use, transfer or exploit the Goldrock Property or any of the Goldrock Mineral Rights, except pursuant to the applicable Law.

(x)

Neither Goldrock nor any of the Goldrock Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to (i) revoke any interest of Goldrock or a Goldrock Subsidiary in any of the Goldrock Property or any of the Goldrock Mineral Rights, (ii) require modifications to the terms of existing contractual arrangements with such Governmental Entities in relation to the Goldrock Mineral Rights, or (iii) not to renew any such interest in accordance with applicable Law.

(xi)

Goldrock and the Goldrock Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences for operations from landowners or Governmental Entities permitting the use of land by Goldrock and the Goldrock Subsidiaries, and mineral interests that are required to exploit the development potential of the Goldrock Property and the Goldrock Mineral Rights as contemplated in Goldrock Public Documents on or before the date hereof and no third party or group holds any such rights that are required by Goldrock to develop the Goldrock Property or any of the Goldrock Mineral Rights as contemplated in Goldrock Public Documents on or before the date hereof.

(xii)

All mines located in or on the lands of Goldrock or any of the Goldrock Subsidiaries, or lands pooled or unitized therewith, which have been abandoned by Goldrock or any of the Goldrock Subsidiaries, have been abandoned in accordance with good mining practices and in material compliance with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Goldrock as of the date hereof have been accurately set forth in Goldrock Public Documents without misrepresentation.

(n)

Mineral Reserves and Resources.  The proven and probable mineral reserves and mineral resources for the Goldrock Property and the Goldrock Mineral Rights, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction (other than in respect of normal depletion due to mining activities) in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Goldrock, the Goldrock Subsidiaries and its material joint ventures, taken as a whole, from the amounts set forth in the

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Goldrock Public Documents. All information regarding the Goldrock Property and the Goldrock Mineral Rights, including all drill results, technical reports and studies, that is required to be disclosed at Law, have been disclosed in the Goldrock Public Documents on or before the date hereof.

(o)

Operational Matters.  Except as disclosed in the Goldrock Disclosure Letter:

(i)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Goldrock, the Goldrock Subsidiaries and its material joint ventures, have been: (A) duly paid or accrued; (B) duly performed; or (C) accrued prior to the date hereof; and

(ii)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Goldrock or any of the Goldrock Subsidiaries or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(p)

Employment Matters

(i)

Neither Goldrock nor any of the Goldrock Subsidiaries has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of Goldrock.

(ii)

Except as disclosed in the Goldrock Public Documents, neither Goldrock nor any of the Goldrock Subsidiaries: (i) is a party to any collective bargaining agreement; or (ii) is subject to any application for certification or, to the knowledge of Goldrock, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement. To the knowledge of Goldrock, no fact or event exists that is likely to give rise to a change in the representation in this Subsection (p) on or before the Effective Date.

(iii)

Neither Goldrock nor any of the Goldrock Subsidiaries is subject to any material claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Goldrock, threatened, or any litigation actual, or to the knowledge of Goldrock, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not be reasonably expected to have a Goldrock Material Adverse Effect. To the knowledge of Goldrock, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting

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Goldrock, except as would not be reasonably expected to have a Goldrock Material Adverse Effect.

(iv)

Goldrock and the Goldrock Subsidiaries have operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of Goldrock, threatened proceedings before any board or tribunal with respect to any of the areas listed herein, except where the failure to so operate would not have a Goldrock Material Adverse Effect.

(q)

Absence of Certain Changes or Events.

Since December 31, 2015:

(i)

Goldrock and the Goldrock Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

(ii)

no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Goldrock Material Adverse Effect has been incurred;

(iii)

there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Goldrock Material Adverse Effect;

(iv)

there has not been any material change in the accounting practices used by Goldrock and the Goldrock Subsidiaries;

(v)

there has not been any redemption, repurchase or other acquisition of Goldrock Shares by Goldrock, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Goldrock Shares;

(vi)

there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

(vii)

there has not been any entering into, or an amendment of, any material contract other than in the ordinary course of business consistent with past practice;

(viii)

there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Goldrock's audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice; and

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(ix)

except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Goldrock or the Goldrock Subsidiaries.

(r)

Litigation.  There is no claim, action, proceeding or investigation pending or, to the knowledge of Goldrock, threatened against or relating to Goldrock or any of the Goldrock Subsidiaries, the business of Goldrock or any of the Goldrock Subsidiaries or affecting any of their properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Goldrock Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to the knowledge of Goldrock are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided, however, that the representation in this Subsection 3.1(r) shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Goldrock Material Adverse Effect). Neither Goldrock nor any of the Goldrock Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Goldrock Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(s)

Corporate Social Responsibility.

To the knowledge of Goldrock, no material dispute between Goldrock nor any Goldrock Subsidiary and any governmental or non-governmental organization, community, or community group exists or is threatened with respect to the Goldrock Mineral Rights and Goldrock Property, other than disputes which are not expected to materially adversely affect the ongoing exploration and development of the Goldrock Property.

(t)

Taxes.

(i)

Each of Goldrock and the Goldrock Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Goldrock and each of the Goldrock Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Goldrock has provided adequate accruals in accordance with GAAP in the most recently published financial statements of Goldrock for any Taxes of Goldrock and each of the Goldrock Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any material Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or

- 32 -

otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(ii)

Each of Goldrock and the Goldrock Subsidiaries has duly and timely withheld all material Taxes and other amounts required by Law to be withheld by it (including material Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(iii)

Each of Goldrock and the Goldrock Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(iv)

None of Goldrock nor any of the Goldrock Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

(v)

There are no proceedings, investigations, audits or claims now pending or threatened against Goldrock or any of the Goldrock Subsidiaries in respect of any Taxes, there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes and neither Goldrock nor any of the Goldrock Subsidiaries have waived or extended any statutory limitation period in respect of Taxes.

(vi)

None of Goldrock or Goldrock Subsidiaries has acquired property from a non-arm's length Person within the meaning of the Tax Act for consideration the value of which is less than fair market value of the property.

(vii)

For the purposes of the Tax Act and any other relevant Tax purposes:

(A)

Goldrock is resident in Canada for the purposes of the Tax Act and any applicable tax treaty; and

(B)

Each of the Goldrock Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country.

(viii)

There are no Liens for Taxes upon any properties or assets of Goldrock or any of the Goldrock Subsidiaries (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the Goldrock Balance Sheet).

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(ix)

For all transactions between Goldrock or any of the Goldrock Subsidiaries and any Person who is not resident in Canada for purposes of the Tax Act with whom Goldrock or the Goldrock Subsidiaries, as the case may be, was not dealing at arm’s length for purposes of the Tax Act, Goldrock or the Goldrock Subsidiaries, as the case may be, has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or comparable provisions of any other applicable legislation).

(x)

None of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to Goldrock or the Goldrock Subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to Goldrock or the Goldrock Subsidiaries.

(xi)

There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act applying to Goldrock or the Goldrock Subsidiaries. None of Goldrock or the Goldrock Subsidiaries is obligated to make any payments or is a party to any agreement under which it could be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of Section 67 of the Tax Act.

(xii)

Neither Goldrock nor any of its Subsidiaries has taken or agreed to take, or has failed to take, any action, nor is Goldrock or any of its Subsidiaries aware of any fact, agreement, plan or other circumstance, that would reasonably be expected to prevent the Arrangement from qualifying as a reorganization under Section 368(a) of the U.S. Tax Code.

(u)

Books and Records.  The corporate records and minute books of Goldrock and the Goldrock Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of Goldrock and the Goldrock Subsidiaries as provided to Fortuna are complete and accurate in all material respects. The financial books and records and accounts of Goldrock and the Goldrock Subsidiaries in all material respects: (a) have been maintained in accordance with good business practices and in accordance with GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years (except in the case of a change in accounting principles for such jurisdiction); (b) are stated in reasonable detail and, in the case of the Goldrock Subsidiaries, during the period of time when owned by Goldrock, accurately and fairly reflect the transactions and dispositions of assets of Goldrock and the Goldrock Subsidiaries; and (c) in the case of the Goldrock Subsidiaries, during the period of time when owned by Goldrock, accurately and fairly reflect the basis for Goldrock's consolidated financial statements.

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(v)

Insurance.

(i)

Goldrock has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Goldrock nor any of the Goldrock Subsidiaries has failed to make a claim thereunder on a timely basis.

(ii)

Each of such policies and other forms of insurance is in full force and effect on the date hereof and Goldrock will use reasonable  commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Goldrock other) notice of cancellation or termination has been received by Goldrock or any Goldrock Material Subsidiary with respect to any such policy.

(w)

Non-Arm's Length Transactions.  Except for employment or consulting agreements entered into in the ordinary course of business, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Goldrock or any of the Goldrock Subsidiaries) between Goldrock or any of the Goldrock Subsidiaries on the one hand, and any: (a) officer or director of Goldrock or any of the Goldrock Subsidiaries; (b) any holder of record or, to the knowledge of Goldrock, beneficial owner of five percent or more of the voting securities of Goldrock; or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(x)

Benefit Plans.

(i)

Schedule 3.1(z)(i) of the Goldrock Disclosure Letter contains a true and complete list of all material Goldrock Benefit Plans. Complete copies of all material Goldrock Benefit Plans including, but not limited to, any material trust instruments, insurance contracts and all amendments thereto have been provided to Fortuna.

(ii)

Goldrock and the Goldrock Subsidiaries have no material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by Goldrock or any of the Goldrock Subsidiaries which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis.

(iii)

No Goldrock Benefit Plan is a "registered pension plan" as such term is defined in the Tax Act.

(iv)

Each Goldrock Benefit Plan has been operated in accordance with its terms and any contributions required to be made under each Goldrock Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Goldrock Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for Goldrock as at and for the fiscal year ended on December 31, 2015, including the notes thereto and the report by Goldrock's auditors thereon.

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(v)

There has been no amendment to, announcement by Goldrock or any of the Goldrock Subsidiaries relating to, or change in employee participation or coverage under, any Goldrock Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement, nor the consummation of the Arrangement will: (i) entitle any employees of Goldrock or any of the Goldrock Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof; (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Goldrock Benefit Plans; or (iii) limit or restrict the right of Goldrock or, after the consummation of the Arrangement, Fortuna to merge, amend or terminate any of the Goldrock Benefit Plans.

(y)

Environmental.

(i)

All facilities and operations of Goldrock and the Goldrock Subsidiaries have been conducted, and are now, in all material respects in compliance with all Environmental Laws;

(ii)

Goldrock and the Goldrock Subsidiaries are in possession of, and in compliance, in all material respects, with, all Environmental Permits that are required to own, lease and operate the Goldrock Property and Goldrock Mineral Rights and to conduct their respective business as they are now being conducted;

(iii)

To the knowledge of Goldrock, no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Goldrock and the Goldrock Subsidiaries and, to the knowledge of Goldrock, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)

Neither Goldrock nor any of the Goldrock Subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(v)

To the knowledge of Goldrock, there are no changes in the status, terms or conditions of any Environmental Permits held by Goldrock

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or any of the Goldrock Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Goldrock or any of the Goldrock Subsidiaries following the Effective Date;

(vi)

Goldrock and the Goldrock Subsidiaries have made available to Fortuna all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(vii)

To the knowledge of Goldrock, Goldrock and the Goldrock Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws that would individually or in the aggregate, constitute a Goldrock Material Adverse Effect.

(z)

Restrictions on Business Activities.  There is no agreement, judgment, injunction, order or decree binding upon Goldrock or any Goldrock Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Goldrock or any Goldrock Subsidiary, any acquisition of property by Goldrock or any Goldrock Subsidiary or the conduct of business by Goldrock or any Goldrock Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgments, injunctions, order or decrees which would not, individually or in the aggregate, reasonably be expected to have a Goldrock Material Adverse Effect.

(aa)

Material Contracts.  Goldrock and the Goldrock Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under any material contracts to which any of them is a party. Neither Goldrock nor any of the Goldrock Subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does Goldrock have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Goldrock Material Adverse Effect. Neither Goldrock nor any Goldrock Subsidiary knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Goldrock, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Goldrock Material Adverse Effect. Prior to the date hereof, Goldrock has made

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available to Fortuna true and complete copies of all of the material contracts of Goldrock and the Goldrock Subsidiaries. All contracts that are material to Goldrock and the Goldrock Subsidiaries, taken as a whole, are with Goldrock or a Goldrock Subsidiary. Such material contracts are legal, valid, binding and in full force and effect and are enforceable by Goldrock (or a Goldrock Subsidiary, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity) and are the product of fair and arms' length negotiations between the parties thereto.  To the knowledge of Goldrock, there is no outstanding material dispute in relation to, or unremedied material breach of the terms of, the any such material contract by the other parties thereto.  All of Goldrock’s rights and obligations under the Arrangement Agreement dated October 8, 2014 between Goldrock and Chaparral Gold Corp. and any agreements related thereto have been duly and validly assigned to and assumed by Waterton Precious Metals Fund II Cayman, LP and Goldrock has no obligations, liabilities or potential liabilities, contingent or otherwise, pursuant to such agreements or to any Person in connection with the transactions contemplated therein.

(bb)

Relationships with Customers, Suppliers, Distributors and Sales Representatives.  Goldrock has not received any written notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Goldrock or any Goldrock Subsidiary, and, to the knowledge of Goldrock, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Goldrock Material Adverse Effect.

(cc)

Brokers.  Except for the fees to be paid to Axemen Resources Capital pursuant to its engagement letter with Goldrock, and to Fort Capital, financial advisor to the Goldrock Board, pursuant to its engagement letter with Goldrock, true and complete copies of which have been delivered to Fortuna, none of Goldrock, any of the Goldrock Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.

(dd)

Reporting Issuer Status.  As of the date hereof, Goldrock is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the provinces of British Columbia and Alberta.

(ee)

Stock Exchange Compliance.  Goldrock is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX-V.

(ff)

No Expropriation.  No property or asset of Goldrock or the Goldrock Subsidiaries (including any Goldrock Property or Goldrock Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Goldrock, is there any intent or proposal to give any such notice or to commence any such proceeding.

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(gg)

Corrupt Practices Legislation.  Neither Goldrock or any of the Goldrock Subsidiaries, nor any of their respective officers, directors or employees acting on behalf of Goldrock or any of the Goldrock Subsidiaries has taken, committed to take or been alleged to have taken any action which would cause Goldrock or any of the Goldrock Subsidiaries to be in violation of the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) or any applicable Law of similar effect of any other jurisdiction, and to the knowledge of Goldrock no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Goldrock or any of the Goldrock Subsidiaries and the operations of Goldrock and the Goldrock subsidiaries are and have been conducted at all times in compliance with the CFPOA and any applicable Law of similar effect of another jurisdiction and no action or proceeding or to the knowledge of Goldrock investigation, by or before any governmental authority with respect to the CFPOA or any applicable Law of similar effect of another jurisdiction is in progress, pending or to the knowledge of Goldrock, threatened.

(hh)

Arrangements with Securityholders of Fortuna. Other than this Agreement, Goldrock does not have any agreement, arrangement or understanding (whether written or oral) with respect to Fortuna or any of its securities, businesses or operations with any shareholder of Fortuna, any interested party of Fortuna or any related party of any interested party of Fortuna, or any joint actor with any such persons (and for this purpose, the terms "interested party", "related party" and "joint actor" shall have the meaning ascribed to such terms in MI 61-101).

(ii)

Competition Act.  Goldrock, together with the Goldrock Subsidiaries, do not have (i) assets in Canada with an aggregate value in excess of CAD$87,000,000 or (ii) aggregate annual gross revenues from sales in or from Canada generated from its assets in Canada in excess of CAD$87,000,000, all as determined in accordance with section 110 of the Competition Act (Canada) and the regulations made thereunder.

3.2

Survival of Representations and Warranties

The representations and warranties of Goldrock contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF FORTUNA

4.1

Representations and Warranties

Except as disclosed in the Fortuna Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), Fortuna hereby represents and warrants to Goldrock as follows, and acknowledge that Goldrock is relying upon such representations and warranties in connection with the entering into of this Agreement:

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(a)

Organization and Qualification.  Fortuna is duly incorporated and validly existing under the laws of the Province of British Columbia has full corporate power and capacity to own its assets and conduct its business as now owned and conducted.  Fortuna is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Fortuna Material Adverse Effect. True and complete copies of the constating documents of Fortuna have been delivered or made available to Goldrock, and Fortuna has not taken any action to amend or supersede such documents.

(b)

Corporate Authority.  Fortuna has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Fortuna and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the board of directors of Fortuna and no other corporate proceedings on the part of Fortuna are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by Fortuna and constitutes valid and binding obligations of Fortuna enforceable by Goldrock against Fortuna in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)

No Conflict; Required Filings and Consent.  The execution and delivery by Fortuna of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Fortuna or those of any of the Fortuna Material Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Fortuna Material Adverse Effect, will not: (i) violate, conflict with or result in a breach of: (A) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Fortuna or any of the Fortuna Material Subsidiaries is a party or by which Fortuna or any of the Fortuna Material Subsidiaries is bound; or (B) any Law to which Fortuna or any of the Fortuna Subsidiaries is subject or by which Fortuna or any of the Fortuna Subsidiaries is bound; (ii) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (iii) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any material Lien upon any of the assets of Fortuna or any of the Fortuna Material Subsidiaries. Other than conditional listing approval of the TSX and any Authorization that has been identified by Fortuna in the Fortuna Disclosure Letter, no Authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Fortuna or any of the Fortuna Subsidiaries for the consummation by Fortuna of its obligations in connection

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with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Fortuna or any of the Fortuna Material Subsidiaries in any material properties, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

(d)

Subsidiaries.  The Fortuna Material Subsidiaries are listed in Schedule 4.1(d) of the Fortuna Disclosure Letter. Each Fortuna Material Subsidiary is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Fortuna Material Adverse Effect. Except as disclosed in the Fortuna Public Documents, Fortuna beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of the Fortuna Material Subsidiaries. Except as disclosed in the Fortuna Public Documents, all of the outstanding shares in the capital of each of the Fortuna Material Subsidiaries owned directly or indirectly by Fortuna that is a corporation are: (i) validly issued and fully-paid and all such shares are owned free and clear of all Liens of any kind or nature whatsoever; and (ii) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares. Fortuna does not hold any material equity interests in any entity, other than (A) its interests in the Fortuna Subsidiaries; and (B) as otherwise disclosed in the Fortuna Public Documents.

(e)

Compliance with Laws.

(i)

The operations of Fortuna and the Fortuna Subsidiaries have been and are now conducted in compliance with all Laws of each applicable jurisdiction, the Laws of which have been and are now applicable to the operations of Fortuna and the Fortuna Subsidiaries and none of Fortuna or any of the Fortuna Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Fortuna Material Adverse Effect.

(ii)

None of Fortuna or any of the Fortuna Material Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its notice of articles, articles or by-laws or equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Fortuna Material Adverse Effect.

(f)

Fortuna Authorizations.  Fortuna and the Fortuna Material Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Fortuna and the

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Fortuna Material Subsidiaries or otherwise in connection with the material business or operations of Fortuna and the Fortuna Material Subsidiaries as currently conducted and such Authorizations are in full force and effect. Fortuna and the Fortuna Material Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Fortuna Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of Fortuna, threatened regarding any of the Authorizations. None of Fortuna or any of the Fortuna Material Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Fortuna Material Adverse Effect and, to the knowledge of Fortuna, all such Authorizations continue to be effective in order for Fortuna and the Fortuna Material Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. No Person other than Fortuna or a Fortuna Material Subsidiary thereof and the Governmental Entity which has granted or otherwise has authority on such Authorizations owns or has any proprietary, financial or other interest (direct or indirect) in any of the material Authorizations.

(g)

Capitalization of Fortuna and Listing.

(i)

The authorized share capital of Fortuna consists of an unlimited number of Fortuna Shares.  As at the date hereof there are: (A) 130,714,086 Fortuna Shares validly issued and outstanding as fully-paid and non-assessable shares of Fortuna; and (B) 1,631,836 outstanding Fortuna Options providing for the issuance of 1,631,836 Fortuna Shares upon the exercise thereof.  Except for the securities referred to in this Subsection 4.1(g)(i), there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Fortuna or any of the Fortuna Material Subsidiaries to issue or sell any shares of Fortuna or of any of the Fortuna Material Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Fortuna or any of the Fortuna Material Subsidiaries, there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Fortuna or any of the Fortuna Material Subsidiaries based upon the book value, income or any other attribute of Fortuna or any of the Fortuna Material Subsidiaries, and no Person is entitled to any pre-emptive or other similar right granted by Fortuna or any of the Fortuna Material Subsidiaries. The Fortuna Shares are listed on the TSX and NYSE and quoted on the Frankfurt Exchange and are not listed or quoted on any other market.

(ii)

All Fortuna Shares that may be issued pursuant to the exercise of outstanding Fortuna Options will, when issued in accordance with the terms of such securities, be duly authorized, validly issued, fully-paid

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and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iii)

There are no outstanding contractual obligations of Fortuna or any of the Fortuna Material Subsidiaries to repurchase, redeem or otherwise acquire any Fortuna Shares or any shares of any of the Fortuna Material Subsidiaries. No Fortuna Material Subsidiary owns any Fortuna Shares.

(iv)

No order ceasing or suspending trading in securities of Fortuna nor prohibiting the sale of such securities has been issued and is outstanding against Fortuna or its directors or officers.

(v)

All Fortuna Shares will, when issued in accordance with the terms of the Plan of Arrangement be duly authorized, validly issued, fully-paid and non-assessable Fortuna Shares.

(h)

Shareholder and Similar Agreements.  Fortuna is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Fortuna or any of the Fortuna Material Subsidiaries.

(i)

Reports.  Fortuna has filed with all applicable Governmental Entities true and complete copies of Fortuna Public Documents that Fortuna is required to file therewith. Fortuna Public Documents at the time filed: (i) did not contain any misrepresentation, and (i) complied in all material respects with the requirements of applicable Securities Laws. Fortuna has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(j)

Financial Statements.

(i)

The audited consolidated financial statements for Fortuna as at and for the fiscal year ended on December 31, 2015 including the notes thereto and the reports by Fortuna's auditors thereon and all financial statements of Fortuna which are publicly disseminated by Fortuna in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with GAAP applied on a basis consistent with prior periods (except in the case of a change in accounting principles) and all applicable Laws and present fairly, in all material respects, the consolidated financial condition and results of operations of Fortuna and the Fortuna Material Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Fortuna or any of the Fortuna Material Subsidiaries to any executive officer or director of Fortuna.

(ii)

The management of Fortuna has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Fortuna in its annual filings, interim filings or other reports filed or submitted by it

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under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Fortuna in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Fortuna's management, including its chief executive officers and chief financial officers (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)

Fortuna maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Fortuna and the Fortuna Material Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Fortuna and the Fortuna Material Subsidiaries are being made only with Authorizations of management and directors of Fortuna and the Fortuna Material Subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition or disposition of the assets of Fortuna or the Fortuna Material Subsidiaries that could have a material effect on its financial statements. To the knowledge of Fortuna and other than as disclosed to Goldrock: (x) as at December 31, 2015, there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Fortuna that are reasonably likely to adversely affect the ability of Fortuna to record, process, summarize and report financial information; (y) since December 31, 2015, there have been no changes in Fortuna's internal controls over financial reporting; and (z) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Fortuna.

(iv)

Since December 31, 2015, neither Fortuna nor any of the Fortuna Material Subsidiaries nor, to Fortuna's knowledge, any director, officer, employee, auditor, accountant or representative of Fortuna or any of Fortuna Material Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Fortuna or any of the Fortuna Material Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Fortuna or any of the Fortuna Material Subsidiaries has

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engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board, or has not been disclosed to Goldrock.

(k)

Undisclosed Liabilities.  Except as disclosed in the Fortuna Public Documents, neither Fortuna nor any of the Fortuna Material Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (i) liabilities and obligations that are specifically presented on the audited balance sheet of Fortuna as of December 31, 2015 (the "Fortuna Balance Sheet") or disclosed in the notes thereto; or (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2015, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Fortuna and the Fortuna Material Subsidiaries (other than those disclosed on the Fortuna Balance Sheet and/or the notes to the Fortuna financial statements), reasonably be expected to have a Fortuna Material Adverse Effect or, as a consequence of the consummation of the Arrangement, have a Fortuna Material Adverse Effect. Without limiting the foregoing, the Fortuna Balance Sheet reflects reasonable reserves in accordance with GAAP for contingent liabilities relating to pending litigation and other contingent obligations of Fortuna and the Fortuna Material Subsidiaries.

(l)

Interest in Properties and Fortuna Mineral Rights.

(i)

All of Fortuna's and the Fortuna Material Subsidiaries' material real properties (collectively, the "Fortuna Property") and all of Fortuna's and the Fortuna Material Subsidiaries' material mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, the "Fortuna Mineral Rights"), are accurately set forth in the Fortuna Public Documents. Other than the Fortuna Property and the Fortuna Mineral Rights set out in the Fortuna Public Documents, neither Fortuna nor the Fortuna Material Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights.

(ii)

Except as disclosed in the Fortuna Public Documents, Fortuna or a Fortuna Material Subsidiary is the sole legal and beneficial owner of all right, title and interest in and to the Fortuna Property and the Fortuna Mineral Rights, free and clear of any material Liens.

(iii)

All of the Fortuna Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(iv)

The Fortuna Property and the Fortuna Mineral Rights are in good standing under applicable Law in all material respects and all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other

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payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)

There is no material adverse claim against or challenge to the title to or ownership of the Fortuna Property or any of the Fortuna Mineral Rights.

(vi)

Fortuna or a Fortuna Material Subsidiary has the exclusive right to deal with the Fortuna Property and all of the Fortuna Mineral Rights.

(vii)

Except as disclosed in the Fortuna Public Documents, no Person other than Fortuna and the Fortuna Material Subsidiaries has any interest in the Fortuna Property or any of the Fortuna Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(viii)

Except as disclosed in the Fortuna Disclosure Letter or in the Fortuna Public Documents, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Fortuna's or a Fortuna Material Subsidiary's interest in the Fortuna Property or any of the Fortuna Mineral Rights.

(ix)

There are no material restrictions on the ability of Fortuna and the Fortuna Material Subsidiaries to use, transfer or exploit the Fortuna Property or any of the Fortuna Mineral Rights, except pursuant to the applicable Law.

(x)

Neither Fortuna nor any of the Fortuna Material Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to (i) revoke any interest of Fortuna or a Fortuna Material Subsidiary in any of the Fortuna Property or any of the Fortuna Mineral Rights; (ii) require modifications to the terms of existing contractual arrangements with such Governmental Entities in relation to the Fortuna Mineral Rights, or (iii) not to renew any such interest in accordance with applicable Law.

(xi)

Fortuna and the Fortuna Material Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences for operations from landowners or Governmental Entities permitting the use of land by Fortuna and the Fortuna Material Subsidiaries, and mineral interests that are required to exploit the development potential of the Fortuna Property and the Fortuna Mineral Rights as contemplated in Fortuna Public Documents on or before the date hereof and no third party or group holds any such rights that would be required by Fortuna to develop the Fortuna Property or any of the Fortuna Mineral Rights as contemplated in Fortuna Public Documents on or before the date hereof.

(xii)

All mines located in or on the lands of Fortuna or any of the Fortuna Material Subsidiaries, or lands pooled or unitized therewith, which have been abandoned by Fortuna or any of the Fortuna Material

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Subsidiaries, have been abandoned in accordance with good mining practices and in material compliance with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Fortuna as of the date hereof have been accurately set forth in Fortuna Public Documents without misrepresentation.

(m)

Mineral Reserves and Resources.  The proven and probable mineral reserves and mineral resources for the Fortuna Property and the Fortuna Mineral Rights were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction (other than in respect of normal depletion due to mining activities) in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Fortuna, the Fortuna Material Subsidiaries and its material joint ventures, taken as a whole, from the amounts set forth in Fortuna Public Documents. All information regarding the Fortuna Property and the Fortuna Mineral Rights, including all drill results, technical reports and studies, that is required to be disclosed at Law, have been disclosed in Fortuna Public Documents on or before the date hereof.

(n)

Operational Matters.  Except as would not, individually or in the aggregate, be reasonably expected to result in a Fortuna Material Adverse Effect:

(i)

all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Fortuna, the Fortuna Material Subsidiaries and its material joint ventures, have been: (A) duly paid or accrued; (B) duly performed; or (C) accrued prior to the date hereof; and

(ii)

all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Fortuna or any of the Fortuna Material Subsidiaries or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(o)

Absence of Certain Changes or Events.

Since December 31, 2015:

(i)

Fortuna and the Fortuna Material Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

(ii)

no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Fortuna Material Adverse Effect has been incurred;

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(iii)

there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Fortuna Material Adverse Effect;

(iv)

there has not been any material change in the accounting practices used by Fortuna and the Fortuna Material Subsidiaries, except as disclosed in the Fortuna Public Documents;

(v)

there has not been any redemption, repurchase or other acquisition of Fortuna Shares by Fortuna, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Fortuna Shares;

(vi)

there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

(vii)

there has not been any entering into, or an amendment of, any material contract other than in the ordinary course of business consistent with past practice;

(viii)

there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Fortuna's audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice; and

(ix)

except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Fortuna or the Fortuna Material Subsidiaries.

(p)

Litigation.  There is no claim, action, proceeding or investigation pending or, to the knowledge of Fortuna, threatened against or relating to Fortuna or any of the Fortuna Subsidiaries, the business of Fortuna or any of the Fortuna Subsidiaries or affecting any of their properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Fortuna Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to the knowledge of Fortuna are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided, however, that the representation in this Subsection 4.1(p) shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Fortuna Material Adverse Effect). Neither Fortuna nor any of the Fortuna Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Fortuna Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

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(q)

Taxes.

(i)

Each of Fortuna and the Fortuna Material Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Fortuna and each of the Fortuna Material Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Fortuna has provided adequate accruals in accordance with GAAP in the most recently published financial statements of Fortuna for any Taxes of Fortuna and each of the Fortuna Material Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any material Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(ii)

Each of Fortuna and the Fortuna Material Subsidiaries has duly and timely withheld all material Taxes and other amounts required by Law to be withheld by it (including material Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(iii)

There are no proceedings, investigations, audits or claims now pending or threatened against Fortuna or any of the Fortuna Material Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes and neither Fortuna nor any of the Fortuna Material Subsidiaries have waived or extended any statutory limitation period in respect of Taxes.

(iv)

Neither Fortuna nor any of the Fortuna Material Subsidiaries has taken or agreed to take, or has failed to take, any action, nor is Fortuna or any of the Fortuna Material Subsidiaries aware of any fact, agreement, plan or other circumstance, that would reasonably be expected to prevent the Arrangement from qualifying as a reorganization under Section 368(a) of the U.S. Tax Code.

(v)

Fortuna is not, and is not expected to be a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Tax Code for the taxable year in which the Effective Date occurs

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(r)

Environmental.  Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Fortuna Material Adverse Effect:

(i)

all facilities and operations of Fortuna and the Fortuna Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(ii)

Fortuna and the Fortuna Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Fortuna Property and Fortuna Mineral Rights and to conduct their respective business as they are now being conducted;

(iii)

no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Fortuna and the Fortuna Subsidiaries except as disclosed in the Fortuna Public Documents and, to the knowledge of Fortuna, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)

neither Fortuna nor any of the Fortuna Subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(v)

to the knowledge of Fortuna, there are no changes in the status, terms or conditions of any Environmental Permits held by Fortuna or any of the Fortuna Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Fortuna or any of the Fortuna Subsidiaries following the Effective Date;

(vi)

Fortuna and the Fortuna Subsidiaries have made available to Goldrock all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(vii)

to the knowledge of Fortuna, Fortuna and the Fortuna Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any

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Environmental Laws that would individually or in the aggregate, constitute a Fortuna Material Adverse Effect.

(s)

Material Contracts.  Except as would not, individually or in the aggregate, have or reasonably be expected to have a Fortuna Material Adverse Effect Fortuna and the Fortuna Material Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under any material contracts to which any of them is a party. Neither Fortuna nor any of the Fortuna Material Subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does Fortuna have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Fortuna Material Adverse Effect. Neither Fortuna nor any Fortuna Material Subsidiary of Fortuna knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Fortuna, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Fortuna Material Adverse Effect. All material contracts are legal, valid, binding and in full force and effect and are enforceable by Fortuna (or Fortuna Material Subsidiary, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity) and are the product of fair and arms' length negotiations between the parties thereto.

(t)

Reporting Issuer Status.  As of the date hereof, Fortuna is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the provinces of British Columbia, Alberta, Manitoba and Ontario.

(u)

Stock Exchange Compliance.  Fortuna is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NYSE.

(v)

U.S. Securities Laws Matters.

(i)

Fortuna is a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act.

(ii)

The Fortuna Shares as a class of securities are registered under Section 12(b) of the U.S. Exchange Act.

(iii)

Fortuna is not a “shell company” as such term is defined in Rule 405 under the U.S. Securities Act.

(w)

No Expropriation.  No property or asset of Fortuna or the Fortuna Material Subsidiaries (including the Fortuna Property or any Fortuna Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the

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knowledge of Fortuna, is there any intent or proposal to give any such notice or to commence any such proceeding.

(x)

Corrupt Practices Legislation.  Neither Fortuna nor the Fortuna Subsidiaries, nor any of their respective officers, directors or employees acting on behalf of Fortuna or any of the Fortuna Subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Fortuna or any of the Fortuna Subsidiaries to be in violation of the CFPOA, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCP Act") (and the rules and regulations promulgated thereunder) or any applicable Law of similar effect of another jurisdiction, and to the knowledge of Fortuna, no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Fortuna or any of the Fortuna Subsidiaries or affiliates and the operations of Fortuna and the Fortuna Subsidiaries are and have been conducted at all times in compliance with the CFPOA, FCP Act or any applicable Law of similar effect of another jurisdiction and no action or proceeding or, to the knowledge of Fortuna investigation, by or before any governmental authority with respect to the CFPOA or FCP Act or any applicable Law of similar effect of another jurisdiction is in progress, pending or to the knowledge of Fortuna, threatened.

(y)

NGOs and Community  Groups.  No material dispute between Fortuna or any of the Fortuna Material Subsidiaries and any non-governmental organization, community, or community group exists or, to the knowledge of Fortuna, is threatened or imminent with respect to any of Fortuna's or any of the Fortuna Material Subsidiaries' properties or exploration activities.

(z)

Goldrock Shares.  Fortuna does not have legal or beneficial ownership, control or direction over any Goldrock Shares.

(aa)

Arrangements with Securityholders of Goldrock. Other than the Fortuna Support Agreement and this Agreement, Fortuna does not have any agreement, arrangement or understanding (whether written or oral) with respect to Goldrock or any of its securities, businesses or operations with any shareholder of Goldrock, any interested party of Goldrock or any related party of any interested party of Goldrock, or any joint actor with any such persons (and for this purpose, the terms "interested party", "related party" and "joint actor" shall have the meaning ascribed to such terms in MI 61-101).

4.2

Survival of Representations and Warranties

The representations and warranties of Fortuna contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

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ARTICLE 5
COVENANTS

5.1

Covenants of Goldrock Regarding the Conduct of Business

Goldrock covenants and agrees that prior to the Effective Date, unless Fortuna otherwise agrees in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)

Goldrock shall, and shall cause each of the Goldrock Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities, in the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact Goldrock, the Goldrock Property and Goldrock Mineral Rights, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, employees, Governmental Entities and others having business relationships with them;

(b)

without limiting the generality of Subsection 5.1(a), Goldrock shall not, directly or indirectly, and shall cause each of the Goldrock Subsidiaries not to, except as specified in the Goldrock Disclosure Letter in respect of any of the following specific sections, subsections, paragraphs or sub-paragraphs:

(i)

issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Goldrock Shares, any Goldrock Options or Goldrock RSUs or any warrants, calls, conversion privileges or rights of any kind to acquire any Goldrock Shares or other securities or any shares of the Goldrock Subsidiaries, other than pursuant to the terms of existing Goldrock Options or Goldrock RSUs outstanding as at the date hereof;

(ii)

other than in the ordinary course of business, sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Goldrock or any of the Goldrock Subsidiaries or any interest in any assets of Goldrock and the Goldrock Subsidiaries having a value greater than $250,000 in the aggregate;

(iii)

other than in the ordinary course of business, sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer the Goldrock Property or any of the Goldrock Mineral Rights;

(iv)

enter into any long-term sale, forward sale, off-take, royalty, options or hedging agreement with respect to any commodities extracted from the Goldrock Property or any Goldrock Mineral Right;

(v)

amend or propose to amend the notice of articles, articles or other constating documents or the terms of any securities of Goldrock or any of the Goldrock Subsidiaries;

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(vi)

split, combine or reclassify any outstanding Goldrock Shares or the securities of any of the Goldrock Subsidiaries;

(vii)

redeem, purchase or offer to purchase any Goldrock Shares or other securities of Goldrock or any shares or other securities of the Goldrock Subsidiaries;

(viii)

declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Goldrock Shares except, in the case of any of  the wholly-owned Goldrock Subsidiaries, for dividends payable to Goldrock;

(ix)

reorganize, amalgamate or merge Goldrock or any of the Goldrock Subsidiaries with any other Person;

(x)

reduce the stated capital of the shares of Goldrock or of any of the Goldrock Subsidiaries;

(xi)

other than cash management investments made in accordance with Goldrock's existing cash management policies and practices, acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Goldrock Subsidiaries), property transfer or purchase of any property or assets of any other Person that has a value greater than $100,000 in the aggregate;

(xii)

incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances;

(xiii)

adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Goldrock or any of the Goldrock Subsidiaries;

(xiv)

pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than: the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Goldrock's financial statements or incurred in the ordinary course of business consistent with past practice not in excess of $100,000 in the aggregate;

(xv)

authorize, recommend or propose any release or relinquishment of any contractual right, except in the ordinary course of business consistent with past practice;

(xvi)

waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of business

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consistent with past practice, (i) any existing contractual rights in respect of the Goldrock Property or any Goldrock Mineral Rights, (ii) any material Authorization, lease, concession, contract or other document, or (iii) any other material legal rights or claims;

(xvii)

waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

(xviii)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(xix)

incur business expenses in excess of $100,000, other than in the ordinary course and consistent with past practice;

(xx)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Goldrock to consummate the Arrangement or the other transactions contemplated by this Agreement, other than in connection with a Pre-Acquisition Reorganization;

(xxi)

increase the benefits payable or to become payable to its directors or officers (whether from Goldrock or any of the Goldrock Subsidiaries), enter into or modify any employment, consulting, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officers of Goldrock or member of the Goldrock Board other than pursuant to agreements already entered into and which agreements are disclosed in Goldrock Disclosure Letter; or

(xxii)

in the case of employees who are not officers of Goldrock or members of the Goldrock Board, take any action with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

(c)

other than pursuant to the Plan of Arrangement, Goldrock shall not, and shall cause each of the Goldrock Subsidiaries not to, establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the

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benefit or welfare of any directors, officers, current or former employees of Goldrock or the Goldrock Subsidiaries;

(d)

Goldrock shall use all reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)

Goldrock shall maintain and preserve each of the Goldrock Mineral Rights and the Goldrock Property in good standing and maintain, preserve and keep in good standing all of its rights under each of its Authorizations;

(f)

Goldrock shall:

(i)

not take any action, or permit any of the Goldrock Subsidiaries to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(ii)

provide Fortuna with prompt written notice of: (A) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including the Goldrock Property and Goldrock Mineral Rights), notice of articles, articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Goldrock or any of the Goldrock Subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Goldrock Material Adverse Effect; or (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of Goldrock contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Goldrock Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Goldrock to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;

(iii)

not enter into or renew any agreement, contract, lease, licence or other binding obligation of Goldrock or the Goldrock Subsidiaries: (A)

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containing (1) any limitation or restriction on the ability of Goldrock or the Goldrock Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Fortuna and the Fortuna Subsidiaries, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Goldrock or the Goldrock Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Fortuna or the Fortuna Subsidiaries, is or would be conducted, or (3) any limit or restriction on the ability of Goldrock or the Goldrock Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Fortuna or the Goldrock Subsidiaries, to solicit customers or employees; or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement;

(iv)

not enter into or renew any agreement, contract, lease, licence or other binding obligation of Goldrock or the Goldrock Subsidiaries that is not terminable within 30 days of the Effective Date without payment by Fortuna or any of the Fortuna Subsidiaries that involves or would reasonably be expected to involve payments in excess of $100,000 in the aggregate over the term of the contract;

(v)

not incur any capital expenditures or enter into any agreement obligating Goldrock or the Goldrock Subsidiaries to provide for future capital expenditures involving payments in excess of $100,000 in the aggregate; and

(vi)

not enter into any shareholder rights agreement;

(g)

Goldrock and each of the Goldrock Subsidiaries shall:

(i)

duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;

(ii)

timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

(iii)

not make or rescind any material express or deemed election relating to Taxes;

(iv)

not make a new request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

(v)

not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;

(vi)

not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those

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employed in the preparation of its income Tax Return for the tax year ended December 31, 2014, except as may be required by applicable Laws; and

(vii)

not take any action not specified in this Agreement, or fail to take any action specified in this Agreement, which act or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization under Section 368(a) of the U.S. Tax Code.

(h)

except in the ordinary course of business or as required to perform its obligations hereunder, Goldrock shall not initiate any material discussions, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of the Goldrock Property or the Goldrock Mineral Rights) without the prior consent of Fortuna, such consent not to be unreasonably withheld, and further agrees to provide Fortuna with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication;

(i)

Goldrock shall immediately notify Fortuna of any opposition, concerns or threats raised or brought by non-governmental organizations, communities or community organizations in respect of Goldrock's current or planned operations; and

(j)

Goldrock shall not authorize or propose, or enter into or modify any material contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.1.

5.2

Covenants of Fortuna Regarding the Conduct of Business

Fortuna covenants and agrees that prior to the Effective Date, unless Goldrock shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)

Fortuna shall, and shall cause each of the Fortuna Material Subsidiaries to, conduct its and their respective businesses only in, not to take any action except in, and maintain their respective facilities in, the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill and to preserve intact the Fortuna Property and the Fortuna Mineral Rights in good standing;

(b)

Without limiting the generality of Subsection 5.2(a) Fortuna shall not, directly or indirectly, and shall cause each of the Fortuna Material Subsidiaries not to:

(i)

other than in the ordinary course of business, sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer the Fortuna Property or any material portion of the Fortuna Mineral Rights;

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(ii)

amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of Fortuna or any of the Fortuna Material Subsidiaries;

(iii)

split, combine or reclassify any outstanding Fortuna Shares or the securities of any of the Fortuna Material Subsidiaries;

(iv)

declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Fortuna Shares;

(v)

reduce the stated capital of the ordinary shares of Fortuna;

(vi)

reorganize, amalgamate or merge Fortuna or any of the Fortuna Material Subsidiaries with any other Person, other than a reorganization involving only Fortuna or the Fortuna Material Subsidiaries or a disposition permitted under Section 5.2(b)(ii);

(vii)

adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Fortuna or any of the Fortuna Material Subsidiaries; or

(viii)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Fortuna to consummate the Arrangement or the other transactions contemplated by this Agreement; and

(c)

Fortuna shall:

(i)

not take any action, or permit any of the Fortuna Material Subsidiaries to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(ii)

provide Goldrock with prompt written notice of: (A) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including the Fortuna Property and Fortuna Mineral Rights), licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Fortuna or any of the Fortuna Subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Fortuna Material Adverse Effect; or (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of Fortuna contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Fortuna Material Adverse Effect

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qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Fortuna to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;

(iii)

not enter into or renew any agreement, contract, lease, licence or other binding obligation of Fortuna or the Fortuna Subsidiaries that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement; and

(iv)

not take any action that is not specified in this Agreement, or fail to take any action specified in this Agreement, which act or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization under Section 368(a) of the U.S. Tax Code.

5.3

Covenants of Goldrock Relating to the Arrangement

Goldrock shall and shall cause the Goldrock Subsidiaries to perform all obligations required to be performed by Goldrock or any of the Goldrock Subsidiaries under this Agreement, co-operate with Fortuna in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing or the obligations in Section 2.5 of this Agreement, Goldrock shall and, where applicable, shall cause each Goldrock Subsidiary to:

(a)

use its commercially reasonable efforts to obtain and assist Fortuna in obtaining all required Regulatory Approvals, including, for greater certainty, supply such information and documents to Fortuna as is reasonably required to determine what Regulatory Approvals may be required.  Without limiting the generality of the foregoing, Goldrock shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received by any Governmental Entity. Goldrock will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by Fortuna in connection with obtaining required Regulatory Approvals, including providing Fortuna with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with any Governmental Entity (except for notices and information which Goldrock, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for Fortuna), and all notices and correspondence received from a Governmental Entity. Goldrock shall not attend any meetings, whether in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement, unless it provides Fortuna with a reasonable opportunity to attend such meetings;

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(b)

use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the material contracts;

(c)

defend all lawsuits or other legal, regulatory or other proceedings against Goldrock challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)

defer (or postpone) the separation time of the rights under the Shareholder Rights Plan in respect of the Arrangement and waive the application of the Shareholder Rights Plan to the Arrangement immediately prior to the Effective Time;

(e)

not waive the application of the Shareholder Rights Plan or take any other action which would limit the application of the Shareholder Rights Plan to any other Acquisition Proposal;

(f)

subject to applicable Law, make available and cause to be made available to Fortuna, and the agents and advisors thereto, information reasonably requested by Fortuna for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Fortuna and Goldrock following completion of the Arrangement and confirming the representations and warranties of Goldrock set out in Section 3.1 of this Agreement; and

(g)

use its commercially reasonable efforts to satisfy all conditions precedent in this Agreement, take all steps set forth in the Interim Order and procure that the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof is available for the issuance of the Consideration Shares pursuant to the Arrangement, and comply, or assist Fortuna in complying with the provisions of Section 2.13 herein.

5.4

Covenants of Fortuna Relating to the Arrangement

Fortuna shall, and shall cause the Fortuna Material Subsidiaries to, perform all obligations required to be performed by Fortuna or any Fortuna Material Subsidiary under this Agreement, co-operate with Goldrock in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing or the obligations in Section 2.5 of this Agreement, Fortuna shall and where appropriate shall cause each Fortuna Material Subsidiary to:

(a)

use its commercially reasonable efforts to obtain and assist Goldrock in obtaining all required Regulatory Approvals, including, for greater certainty, supply such information and documents to Goldrock as is reasonably required to determine what Regulatory Approvals may be required.  Fortuna will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by Goldrock in connection with obtaining required Regulatory Approvals, including providing Goldrock with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with any

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Governmental Entity (except for notices and information which Fortuna, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for Goldrock), and all notices and correspondence received from a Governmental Entity;

(b)

use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the material contracts;

(c)

defend all material lawsuits or other legal, regulatory or other proceedings against Fortuna challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)

provide such assistance as may be reasonably requested by Goldrock for the purposes of completing the Goldrock Meeting;

(e)

apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX of the Consideration Shares, subject only to satisfaction by Fortuna of customary listing conditions of the TSX;

(f)

apply for and use commercially reasonable efforts to obtain approval for the listing and posting for trading on the NYSE of the Consideration Shares;

(g)

subject to applicable Law, make available and cause to be made available to Goldrock, and its agents and advisors, information reasonably requested by Goldrock for the purposes of confirming the representations and warranties of Fortuna set out in Section 4.1 of this Agreement;

(h)

use commercially reasonable efforts to satisfy all conditions precedent in this Agreement, take all steps set forth in the Interim Order and procure that the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof is available for the issuance of the Consideration Shares pursuant to the Arrangement, and comply, or assist Goldrock in complying with the provisions of Section 2.13 herein; and

(i)

vote any Goldrock Shares held by it on the record date for the Goldrock Meeting in favour of the Arrangement Resolution.

5.5

Pre-Acquisition Reorganization

Goldrock agrees that, upon request by Fortuna, Goldrock shall, and shall cause each of the Goldrock Subsidiaries to: (i) effect such reorganizations of Goldrock's or the Goldrock Subsidiaries' business, operations and assets or such other transactions as Fortuna may request, acting reasonably (each a "Pre-Acquisition Reorganization"); and (ii) co-operate with Fortuna and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided, however, that the Pre-Acquisition Reorganizations are not prejudicial to Goldrock or the Goldrock Shareholders in any respect; provided, further, that any U.S. federal income tax consequences of a Pre-Acquisition Reorganization applicable to a Goldrock

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Shareholder as a result of such Goldrock Shareholder not having a valid and timely qualified electing fund (within the meaning of Section 1291(d) of the Code) election in place shall not be considered prejudicial.  Fortuna shall provide written notice to Goldrock of any proposed Pre-Acquisition Reorganization at least fifteen (15) Business Days prior to the Effective Time. Upon receipt of such notice, Fortuna and Goldrock shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization.  If the Arrangement is not completed, Fortuna shall reimburse Goldrock for all reasonable costs and expenses including reasonable legal fees and disbursements incurred in connection with the Pre-Acquisition Reorganization.

5.6

Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts, each of Fortuna and Goldrock shall, and shall cause their respective representatives to afford to the other Party and to representatives of the other Party such access as the other Party may reasonably require at all reasonable times and upon reasonable notice, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request. Fortuna and Goldrock acknowledge and agree that information furnished pursuant to this Section 5.6 shall be subject to the terms and conditions of the Confidentiality Agreement.

5.7

Notices of Certain Events

(a)

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)

cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided, however, that this clause (i) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under this Agreement); or

(ii)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time,

provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

(b)

No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom under Subsection 8.2(a)(iii)(B) or Subsection 8.2(a)(iv)(A) and no

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payments are payable as a result of such termination pursuant to Section 8.3 unless, prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided, however, that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten Business Days from such notice.

(c)

Each Party will provide the other Parties with notice of any material developments regarding, or, if applicable and subject to existing confidentiality obligations, copies of: any documents in relation to litigation involving the notifying Party or its Subsidiaries that may occur or that may be produced by or provided to the notifying Party after the date of this Agreement.

5.8

Insurance, Indemnification and Employee Payments

(a)

Prior to the Effective Date, Goldrock shall purchase customary "tail" policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Goldrock and the Goldrock Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Fortuna will, or will cause Goldrock and the Goldrock Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided, however, that Fortuna shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost of such policy for the six year period shall not exceed 250% of Goldrock's current annual aggregate premium for similar policies currently maintained by Goldrock or the Goldrock Subsidiaries.

(b)

Fortuna agrees that it shall cause Goldrock to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Goldrock and the Goldrock Subsidiaries, to the extent that they are disclosed in Schedule 5.8(b) of the Goldrock Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 5.8(b) of the Goldrock Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

(c)

Following the Effective Time, subject to any other provision of this Agreement, Fortuna shall and shall cause Goldrock and each of the Goldrock Subsidiaries to honour and pay all amounts triggered by the completion of the Arrangement in all employment agreements, consultant agreements, equity or security based compensation arrangements, policies or other similar arrangements or plans of any kind which are disclosed in Schedule 5.8(c) of

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the Goldrock Disclosure Letter and copies of which have been made available to Fortuna by Goldrock prior to the date hereof.

(d)

The provisions of this Section 5.8 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person or party to or participant in each employment agreement, consultant agreement, equity or security based compensation arrangement, policy or other similar arrangement which are described in the Goldrock Disclosure Letter and which Goldrock has provided an executed copy thereof to Fortuna prior to the date hereof, his or her heirs and his or her legal representatives and, for such purpose, Goldrock hereby confirms that it is acting as agent on their behalf.  Furthermore, this Section 5.8 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

ARTICLE 6
CONDITIONS

6.1

Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)

the Arrangement Resolution shall have been approved and adopted at the Goldrock Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Goldrock and Fortuna, acting reasonably, on appeal or otherwise;

(c)

all notices required under the terms of the Goldrock Option Plan that are to be delivered to Goldrock Optionholders in connection with this Agreement and the Arrangement shall have been delivered and all actions or steps required to be taken by the Goldrock Board to (i) enable the holders of the outstanding Goldrock Options to exercise such Goldrock Options prior to but not after the Effective Time, and (ii) cause the Goldrock Options to terminate at the Effective Time, shall have been taken;

(d)

all Goldrock RSUs shall have been granted on terms that require vesting immediately after Goldrock has obtained the Final Order and on terms that permit redemption and cancellation of the Goldrock RSUs for Goldrock Shares prior to the Effective Time and Goldrock shall have taken all steps and actions required in order to (i) redeem prior to the Effective Time all of the outstanding Goldrock RSUs for Goldrock Shares in accordance with the terms of the Goldrock RSU Plan and the Goldrock RSUs; and (ii) cause the outstanding Goldrock RSUs to be cancelled in accordance with the Goldrock RSUs;

(e)

Fortuna shall have obtained the approval of the listing and posting for trading on the TSX and NYSE of the Fortuna Shares to be issued pursuant to

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the Arrangement, subject, in the case of the TSX, only to the satisfaction of the customary listing conditions of the TSX;

(f)

Goldrock shall have obtained the approval of the TSX-V of the Arrangement;

(g)

Goldrock shall have obtained any Regulatory Approvals required under the Laws of Argentina;

(h)

no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(i)

(x) the distribution of the Consideration Shares shall be exempt from the prospectus requirements of Canadian securities laws and shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; (y) there shall be no resale restrictions on the Consideration Shares under Securities Laws in Canada, except in respect of those holders as are subject to restrictions on resale as a result of being a "control person" under Securities Laws in Canada; and (z) the Consideration Shares shall not be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, and subject only to restrictions on transfers applicable solely as a result of the holder being, or within the last 90 days having been, an "affiliate" (as defined in Rule 405 under the U.S. Securities Act) of Fortuna; provided, however, that Goldrock shall not be entitled to the benefit of the condition in this Subsection 6.1(i), and shall be deemed to have waived such condition, if Goldrock fails to advise the Court prior to the hearing in respect of the Final Order that Fortuna intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court's approval of the Arrangement and comply with the requirements set forth in Section 2.13; and

(j)

there shall be no suit, action or proceeding by any Governmental Entity or any other Person that relates to the Goldrock Property or the Goldrock Mineral Rights or that has resulted in an imposition of material limitations on the ability of Fortuna to acquire or hold, or exercise full rights of ownership of, any Goldrock Shares, including the right to vote the Goldrock Shares to be acquired by it on all matters properly presented to the Goldrock Shareholders.

6.2

Additional Conditions Precedent to the Obligations of Fortuna

The obligation of Fortuna to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Fortuna and may be waived by Fortuna):

(a)

all covenants of Goldrock under this Agreement to be performed on or before the Effective Time which have not been waived by Fortuna shall have been duly performed by Goldrock in all material respects and all negative covenants of Goldrock shall not have been breached unless such breach has been waived by Fortuna and Fortuna shall have received a certificate of Goldrock addressed to Fortuna and dated the Effective Date, signed on behalf

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of Goldrock by two executive officers of Goldrock (on Goldrock's behalf and without personal liability), confirming the same as at the Effective Time;

(b)

the representations and warranties of Goldrock set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Goldrock Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Goldrock Material Adverse Effect, provided, however, that the representations and warranties of Goldrock set forth in Subsections 3.1(m), 3.1(n) and 3.1(gg) shall be true and correct in all material respects as of the Effective Time, and Fortuna shall have received a certificate of Goldrock addressed to Fortuna and dated the Effective Date, signed on behalf of Goldrock by two executive officers of Goldrock (on Goldrock's behalf and without personal liability), confirming the same as at the Effective Time;

(c)

there shall not have occurred a Goldrock Material Adverse Effect, and Fortuna shall have received a certificate signed on behalf of Goldrock by two executive officers of Goldrock (on Goldrock's behalf and without personal liability) to such effect; and

(d)

holders of no more than 5% of the Goldrock Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of Fortuna and may be waived by it in whole or in part at any time.

6.3

Additional Conditions Precedent to the Obligations of Goldrock

The obligation of Goldrock to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Goldrock and may be waived by Goldrock):

(a)

all covenants of Fortuna under this Agreement to be performed on or before the Effective Time which have not been waived by Goldrock shall have been duly performed by Fortuna in all material respects and all negative covenants of Fortuna shall not have been breached unless such breach has been waived by Goldrock and Goldrock shall have received a certificate of Fortuna, addressed to Goldrock and dated the Effective Date, signed on behalf of Fortuna by two executive officers of Fortuna (on Fortuna's behalf and without personal liability), confirming the same as of the Effective Date;

(b)

the representations and warranties of Fortuna set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Fortuna Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure

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or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect, provided, however, that the representations and warranties of Fortuna set forth Subsections 4.1(l) and 4.1(m) shall be true and correct in all material respects as of the Effective Time, and Goldrock shall have received a certificate signed on behalf of Fortuna by two executive officers of Fortuna (on Fortuna's behalf and without personal liability) to this effect;

(c)

Fortuna shall have complied with its obligations under Section 2.9 and the Depositary shall have confirmed receipt of the Consideration Shares;

(d)

to the extent required to enable Goldrock to pay at the Effective Time the amounts contemplated in Section 3.1(cc) and Section 5.8(c) and reasonable and documented out-of-pocket expenses incurred in connection with this Agreement, reasonable estimates of which have been disclosed in the Goldrock Disclosure Letter,  Fortuna shall have delivered in escrow pending the Effective Time certified cheques payable to the persons entitled to such payments, to be released  to such persons by Goldrock’s counsel at or following the Effective Time; and

(e)

there shall not have occurred a Fortuna Material Adverse Effect, and Goldrock shall have received a certificate signed on behalf of Fortuna by two executive officers of Fortuna (on Fortuna’s behalf and without personal liability) to such effect.

The foregoing conditions will be for the sole benefit of Goldrock and may be waived by it in whole or in part at any time.

6.4

Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Parties agree, on the day prior to the Effective Date, to implement the Arrangement at the Effective Time in accordance with its terms and agree to the issuance of a press release announcing completion of the Arrangement in conjunction therewith.

ARTICLE 7
NON-SOLICITATION COVENANTS

7.1

Non-Solicitation

(a)

On and after the date of this Agreement, except as otherwise provided in this Section 7.1, Goldrock shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other adviser) or agent of Goldrock of any of the Goldrock Subsidiaries (collectively, "Representatives"), or otherwise, and shall not permit any such Person to:

(i)

solicit, initiate, encourage or otherwise facilitate, (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Goldrock or any Goldrock Subsidiary or entering into any form of

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agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)

enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Fortuna) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(iii)

make a Goldrock Change in Recommendation;

(iv)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal; or

(v)

enter into or publicly propose to enter into any agreement in respect of an Acquisition Proposal.

(b)

Goldrock shall, and shall cause the Goldrock Subsidiaries and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than Fortuna) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection with such termination shall:

(i)

discontinue access to and disclosure of all information, including any data room, any confidential information, properties, facilities, books and records of Goldrock or any Goldrock Subsidiary; and

(ii)

request, and exercise all rights it has to require (A) the return or destruction of all copies of any confidential information regarding the Goldrock or any Goldrock Subsidiary provided to any Person other than Fortuna, and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding Goldrock  or any Goldrock Subsidiary using its best efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c)

Goldrock represents and warrants that Goldrock has not waived any confidentiality, standstill or similar agreement or restriction to which Goldrock or any Goldrock Subsidiary is a party, except to permit submissions of expressions of interest prior to the date of this Agreement, and covenants and agrees that (i) Goldrock shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which the Goldrock or any Goldrock Subsidiary is a party, and (ii) neither Goldrock, nor any Goldrock Subsidiary nor any of their respective Representatives have released or will, without the prior written consent of Fortuna (which may be withheld or delayed in Fortuna's sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting Goldrock or any Goldrock Subsidiaries, under any

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confidentiality, standstill or similar agreement or restriction to which Goldrock or any Goldrock Subsidiary is a party.

(d)

Notwithstanding Section 7.1(a), Section 7.1(b), Section 7.1(c) and any other provision of this Agreement or of any other agreement between Goldrock and Fortuna, if at any time following the date of this Agreement and prior to obtaining the Goldrock Securityholder Approval, Goldrock receives a written Acquisition Proposal (that was not solicited after the date hereof in contravention of Section 7.1(a) and provided that Goldrock is in compliance with Section 7.1(b) and Section 7.2), the Goldrock Board may (directly or through its advisors or Representatives):

(i)

if it believes, acting in good faith, that the Acquisition Proposal could reasonably lead to a Superior Proposal, contact the Person(s) making such Acquisition Proposal and its advisors solely for the purpose of clarifying such Acquisition Proposal and any material terms thereof and the conditions thereto and likelihood of consummation so as to determine whether such proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(ii)

if, in the opinion of the Goldrock Board, acting in good faith and after receiving advice from its outside financial advisors and outside legal counsel, the Acquisition Proposal constitutes or, if consummated in accordance with its terms (disregarding, for the purposes of any such determination, any term of such Acquisition Proposal that provides for a due diligence investigation), is reasonably likely to be or lead to a Superior Proposal, then, and only in such case, Goldrock may:

(A)

furnish information with respect to Goldrock and its subsidiaries to the Person making such Acquisition Proposal; and/or

(B)

participate in discussions or negotiations with, the Person making such Acquisition Proposal, and/or

(C)

waive any standstill provision or agreement that would otherwise prohibit such person from making an Acquisition Proposal,

provided that Goldrock shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Goldrock to such Person (x) if such nonpublic information has not been previously provided to, or is not concurrently provided to, Fortuna; (y) without entering into a confidentiality and standstill agreement (if one has not already been entered into) which is customary in such situations and which is no less favourable to Goldrock and no more favourable to the counterparty than the confidentiality and standstill provisions contained in the Confidentiality Agreement; and (z) without providing a copy of such confidentiality agreement to Fortuna.

7.2

Notification of Acquisition Proposals

If Goldrock or any of the Goldrock Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an

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Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Goldrock or any Goldrock Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, books or records of Goldrock or any Goldrock Subsidiary, Goldrock shall immediately notify Fortuna, at first orally, and then promptly and in any event within 24 hours in writing, of:

(a)

such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of the Acquisition Proposal and all documents, correspondence or other material received in respect of,  from or on behalf of any such Person; and

(b)

the status of developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request.

7.3

Right to Match

(a)

If Goldrock receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Goldrock Securityholders, the Goldrock Board may, subject to compliance with Section 8.3, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(i)

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar restriction;

(ii)

Goldrock has been, and continues to be, in compliance with its obligations under this Article 7;

(iii)

Goldrock has delivered to Fortuna a written notice of the determination of the Goldrock Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Goldrock Board to enter into such definitive agreement, together with a written notice from the Board regarding the value and financial terms that the Goldrock Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the "Superior Proposal Notice");

(iv)

Goldrock has provided Fortuna with a copy of the proposed definitive agreement for the Superior Proposal, together with a summary of the factors used by the Goldrock Board to conclude it is a Superior Proposal, and in the case of a proposal that includes non-cash consideration, the value or range of values attributed by the Goldrock Board, in good faith, to such non-cash consideration, after consultation with its financial advisers;

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(v)

at least six (6) calendar days (the "Matching Period") have elapsed from the date that is the later of the date on which Fortuna received the Superior Proposal Notice and a copy of the proposed definitive agreement for the Superior Proposal from Goldrock;

(vi)

during any Matching Period, Fortuna has had the opportunity (but not the obligation), in accordance with Section 7.3(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)

if Fortuna has offered to amend this Agreement and the Arrangement under Section 7.3(b), the Goldrock Board has determined in good faith, after consultation with Goldrock's outside legal counsel and financial advisers, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by Fortuna under Section 7.3(b);

(viii)

the Goldrock Board has determined in good faith, after consultation with Goldrock's outside legal counsel that it is necessary for the Board to enter into a definitive agreement with respect to such Superior Proposal in order to properly discharge its fiduciary duties; and

(ix)

prior to entering into such definitive agreement Goldrock terminates this Agreement pursuant to Subsection 8.2(a)(iv)(B) and pays the Termination Fee pursuant to Section 8.3.

(b)

During the Matching Period, or such longer period as Goldrock may approve in writing for such purpose: (a) the Goldrock Board shall review any offer made by Fortuna under Section 7.3(b) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) Goldrock shall negotiate in good faith with Fortuna to make such amendments to the terms of this Agreement and the Arrangement as would enable Fortuna to proceed with the transactions contemplated by this Agreement on such amended terms. If the Goldrock Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Goldrock shall promptly so advise Fortuna and Goldrock and Fortuna shall amend this Agreement to reflect such offer made by Fortuna, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(c)

Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.3, and Fortuna shall be afforded a new six (6) calendar day Matching Period from the later of the date on which Fortuna received the Superior Proposal Notice and a copy of the proposed definitive agreement for the new Superior Proposal from Goldrock.

(d)

If Goldrock provides a Superior Proposal Notice to Fortuna after a date that is less than 10 Business Days before the date of the Goldrock Meeting, Goldrock

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shall either proceed with or shall postpone the Goldrock Meeting, as directed by Fortuna acting reasonably, to a date that is not more than 10 Business Days after the scheduled date of the Goldrock Meeting.

7.4

Breach by Goldrock Subsidiaries and Representatives

Without limiting the generality of the foregoing, Goldrock shall advise the Goldrock Subsidiaries and their respective Representatives of the prohibitions set out in this Article 7 and any violation of the restrictions set forth in this Article 7 by Goldrock, the Goldrock Subsidiaries or their respective Representatives is deemed to be a breach of this Article 7 by Goldrock.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1

Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2

Termination

(a)

This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Goldrock Securityholders and/or by the Court, as applicable):

(i)

by mutual written agreement of the Parties;

(ii)

by either Goldrock or Fortuna, if:

(A)

the Effective Time does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Subsection 8.2(a)(ii)(A) is not available to a Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the direct or indirect cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)

after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Goldrock or Fortuna from consummating the Arrangement and such applicable Law or enjoinment that has become final and non-appealable; or

(C)

Goldrock Securityholder Approval or, if required by applicable law, the Majority of the Minority Approval, is not obtained at the Goldrock Meeting in accordance with the Interim Order;

(iii)

by Fortuna, if:

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(A)

(1) the Goldrock Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) its recommendation of the Arrangement, takes no position or a neutral position with respect to an Acquisition Proposal for more than two (2) Business Days after first learning of an Acquisition Proposal, or takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Goldrock Board does not support the Arrangement and this Agreement or does not believe that the Arrangement and this Agreement are in the best interests of the Goldrock Securityholders (a "Goldrock Change in Recommendation"), (2) Goldrock breaches Article 7 in any material respect, or (3) the Goldrock Board resolves or proposes to take any of the foregoing actions; or

(B)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Goldrock under this Agreement occurs that would cause any condition in Subsection 6.2(a) or Subsection 6.2(b) not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Subsection 5.7(b), provided, however, that Fortuna is not then in breach of this Agreement so as to cause any condition in Subsection 6.3(a) or Subsection 6.3(b) not to be satisfied;

(iv)

by Goldrock, if

(A)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Fortuna under this Agreement occurs that would cause any condition in Subsection 6.3(a) or Subsection 6.3(b) not to be satisfied, and such breach or failure is incapable of being cured on or prior to the Outside Date or is not cured in accordance with the terms of Subsection 5.7(b), provided, however, that Goldrock is not then in breach of this Agreement so as to cause any condition in Subsection 6.2(a) or Subsection 6.2(b) not to be satisfied; or

(B)

prior to the approval by the Goldrock Securityholders of the Arrangement Resolution, the Goldrock Board authorizes Goldrock to enter into a written agreement with respect to a Superior Proposal, provided Goldrock is then in compliance with Article 7 and that prior to or concurrent with such termination Goldrock pays the Termination Fee in accordance with Section 8.3.

(b)

The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Subsection 8.2(a)(i)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party's exercise of its termination right.

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(c)

If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of this Subsection 8.2(c) and Sections 8.3, 9.3, 9.4, 9.6 and 9.7 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any termination hereof pursuant to Subsection 8.2(a).

8.3

Termination Fee

(a)

If a Termination Fee Event occurs, Goldrock shall pay Fortuna the Termination Fee in accordance with Subsection 8.3(c).

(b)

For the purposes of this Agreement, "Termination Fee Event" means the termination of this Agreement:

(i)

by Fortuna pursuant to Subsection 8.2(a)(iii)(A);

(ii)

by Goldrock pursuant to Subsection 8.2(a)(iv)(B); or

(iii)

by Goldrock or Fortuna pursuant to Subsection 8.2(a)(ii)(C) or Subsection 8.2(a)(ii)(A) or by Fortuna pursuant to Subsection 8.2(a)(iii)(B) if: (A) prior to such termination, an Acquisition Proposal is made or publicly announced by any Person other than Fortuna or any of its affiliates or any Person (other than Fortuna or any of its affiliates) shall have publicly announced an intention to do so; and (B) within 12 months following the date of such termination, (i) an  Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) is consummated, or (ii) Goldrock or one or more of the Goldrock Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect of an Acquisition Proposal.  For purposes of this Subsection 8.3(b)(iii), all references to "20%" in the definition of Acquisition Proposal shall be deemed to be references to "50%".

(c)

The Termination Fee shall be paid by Goldrock to Fortuna as follows, by wire transfer of immediately available funds to an account designated by Fortuna, if a Termination Fee Event occurs due to:

(i)

a termination of this Agreement described in Subsection 8.3(b)(i), within two (2) Business Days of the occurrence of such Termination Fee Event;

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(ii)

a termination of this Agreement described in Subsection 8.3(b)(ii), prior to or simultaneously with the occurrence of such Termination Fee Event; and

(iii)

a termination of this Agreement described in Subsection 8.3(b)(iii), on or prior to the earlier of the consummation of the Acquisition Proposal or the entering into of the contract referred to in Subsection 8.3(b)(iii).

(d)

Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 8.3 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties.  Each of the Parties irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(e)

Goldrock agrees that the payment of the Termination Fee pursuant to this Section 8.3 is in addition to any damages or other payment or remedy to which Fortuna may be entitled under Section 9.4.

8.4

Expenses and Expense Reimbursement

Except as otherwise provided herein, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of Goldrock or Fortuna incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated. Notwithstanding the foregoing:

(a)

if this Agreement is validly terminated by Fortuna pursuant to Subsection 8.2(a)(iii)(B) Goldrock shall reimburse Fortuna for its reasonable out-of-pocket expenses incurred in connection with this Agreement to an amount not to exceed $1,000,000.  No expense reimbursement amount shall be payable by Goldrock pursuant to this Section 8.4 if the Termination Fee is required to be, and has been or will be paid by Goldrock under Section 8.3; or

(b)

if this Agreement is validly terminated by Goldrock pursuant to Subsection 8.2(a)(iv)(A), Fortuna shall reimburse Goldrock for its reasonable out-of-pocket expenses incurred in connection with this Agreement to an amount not to exceed $1,000,000.  Any expense reimbursement amount payable by Fortuna pursuant to this Section 8.4 will be considered in any action brought by Goldrock against Fortuna for breach of any a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Fortuna.

8.5

Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and

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from time to time before or after the holding of the Goldrock Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or Authorization on the part of the Goldrock Securityholders, and any such amendment may without limitation:

(a)

change the time for performance of any of the obligations or acts of the Parties;

(b)

waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)

waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)

waive compliance with or modify any mutual conditions precedent herein contained.

8.6

Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1

Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the "Transaction Personal Information").  Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Fortuna completes the transactions contemplated by this Agreement, Fortuna shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by Goldrock:

(a)

for purposes other than those for which such Transaction Personal Information was collected by Goldrock prior to the Effective Date; and

(b)

which does not relate directly to the carrying on of the business of Goldrock or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

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The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Fortuna shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

9.2

Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided, however, that it is delivered on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)

if to Fortuna:

Fortuna Silver Mines Inc.
200 Burrard Street, Suite 650

Vancouver, British Columbia

V6C 3L6

Attention:

Jorge Alberto Ganoza Durant

Facsimile:

604 484-4029

Email:

jorgeg@fortunasilver.com

(b)

if to Goldrock:

Goldrock Mines Corp.

Suite 2300

1177 West Hastings Street

Vancouver, BC

V6E 2K3

Attention:

Paul Matysek

Facsimile:

604 681-0180

Email:

pm@goldrockmines.com

9.3

Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of

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the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.

9.4

Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by Goldrock in accordance with their specific terms or were otherwise breached by Goldrock. It is accordingly agreed that Fortuna shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement against Goldrock without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which Fortuna may be entitled at law or in equity.

9.5

Time of Essence

Time shall be of the essence in this Agreement.

9.6

Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Goldrock Disclosure Letter and the Fortuna Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Parties.

9.7

No Liability

No director or officer of Fortuna shall have any personal liability whatsoever to Goldrock under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Fortuna. No director or officer of Goldrock shall have any personal liability whatsoever to Fortuna under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Goldrock.

9.8

Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

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9.9

Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF Fortuna and Goldrock have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

FORTUNA SILVER MINES INC.
Per:	“Jorge Alberto Ganoza Durant”
Name: Jorge Alberto Ganoza Durant
Title: President and Chief Executive Officer

GOLDROCK MINES CORP.
Per:	“Paul Matysek”
Name: Paul Matysek
Title: President and Chief Executive Officer

SCHEDULE A – PLAN OF ARRANGEMENT

SCHEDULE “A”

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 288
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1

Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

"affiliate" has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

"Arrangement" means the arrangement of Goldrock under Section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.5 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order;

"Arrangement Agreement" means the arrangement agreement dated as of June 7, 2016 between Fortuna and Goldrock, as may be amended and restated or supplemented prior to the Effective Date;

"Arrangement Resolution" means the special resolution approving the Plan of Arrangement which is to be considered at the Goldrock Meeting;

"BCBCA" means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

"Court" means the Supreme Court of British Columbia;

"Depositary" means any trust company, bank or other financial institution agreed to in writing by Goldrock and Fortuna for the purpose of, among other things, exchanging certificates representing Goldrock Shares for the Share Consideration in connection with the Arrangement;

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"DRS Statement" means, in relation to Fortuna Shares or Goldrock Shares, written evidence of the book entry issuance or holding of such shares issued to the holder by the transfer agent of such shares;

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.1(a);

"Dissenting Shareholder" means a registered holder of Goldrock Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value by Goldrock for such holder's Goldrock Shares;

"Effective Date" means the date upon which all of the conditions to the completion of the Arrangement as set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement have been satisfied or waived in accordance with the Arrangement Agreement and all documents agreed to be delivered thereunder have been delivered;

"Effective Time" means 12:01 a.m. on the Effective Date;

"Final Order" means the final order of the Court pursuant to Section 291 of the BCBCA, in a form acceptable to Goldrock and Fortuna, each acting reasonably, approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"final proscription date" shall have the meaning ascribed thereto in Section 5.5;

"Fortuna" means Fortuna Silver Mines Inc., a company incorporated under the laws of the Province of British Columbia;

"Fortuna Shares" means the common shares in the share capital of Fortuna without par value;

"Goldrock" means Goldrock Mines Corp., a company incorporated under the laws of British Columbia;

"Goldrock Meeting" means the special meeting of Goldrock Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

"Goldrock Shares" means the common shares in the authorized share capital of Goldrock;

"Goldrock Shareholders" means the legal and beneficial holders of Goldrock Shares and subsequent to any transfer of Goldrock Shares pursuant to Section 3.1(a) and Section 3.1(b) shall be referred to as "Former Goldrock Shareholders";

"Interim Order" means the interim order of the Court made pursuant to Section 291 of the BCBCA, providing for, among other things, the calling and holding of the Goldrock

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Meeting, as the same may be amended by the Court with the consent of Goldrock and Fortuna, each acting reasonably;

"Letter of Transmittal" means the letter of transmittal to be forwarded by Goldrock to Goldrock Shareholders together with the management information circular to be mailed to Goldrock Shareholders in connection with the Goldrock Meeting or such other equivalent form of letter of transmittal acceptable to Fortuna acting reasonably;

"Liens" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachment, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

"Share Consideration" means the consideration to be received by the Goldrock Shareholders pursuant to this Plan of Arrangement as consideration for their Goldrock Shares, consisting of 0.1331 of an Fortuna Share for each Goldrock Share; and

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2

Interpretation Not Affected by Headings

For the purposes of this Plan of Arrangement, except as otherwise expressly provided:

(a)

"this Plan of Arrangement" means this Plan of Arrangement, including the recitals and Appendices hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Appendix hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)

the words "hereof", "herein", "hereto" and "hereunder" and other word of similar import refer to this Plan of Arrangement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Appendix hereof;

(c)

all references in this Plan of Arrangement to a designated "Article", "Section", "Subsection" or other subdivision hereof are references to the designated Article, Section, Subsection or other subdivision to, this Plan of Arrangement;

(d)

the division of this Plan of Arrangement into Article, Sections, Subsections and other subdivisions and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Plan of Arrangement or any provision hereof;

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(e)

a reference to a statute in this Plan of Arrangement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f)

the word "or" is not exclusive;

(g)

the word "including" is not limiting, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto; and

(h)

all references to "approval", "authorization" or "consent" in this Plan of Arrangement means written approval, authorization or consent.

1.3

Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4

Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5

Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and "$" refers to United States dollars.

1.6

Time

Time shall be of the essence in every matter or action contemplated hereunder.  All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

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ARTICLE 2
ARRANGEMENT AGREEMENT

2.1

Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2

Binding Effect

At the Effective Time, this Plan of Arrangement shall be binding on:

(a)

Goldrock;

(b)

all registered and beneficial Goldrock Shareholders, including Dissenting Shareholders; and

(c)

all other Persons served with notice of the final application to approve the Plan of Arrangement.

ARTICLE 3
ARRANGEMENT

3.1

Arrangement

Commencing at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any person:

(a)

each Goldrock Share held by a Dissenting Shareholder in respect of which the Goldrock Shareholder has validly exercised his, her or its Dissent Right shall be deemed to be directly transferred and assigned by such Dissenting Shareholder to Goldrock (free and clear of any Liens) and cancelled, in accordance with, and for the consideration set forth in, Article 4 hereof;

(b)

each Goldrock Share (other than any Goldrock Shares held by any Dissenting Shareholder) shall be deemed to be transferred and assigned to Fortuna (free and clear of any Liens) in exchange for 0.1331 of a Fortuna Share;

(c)

with respect to each Goldrock Share transferred and assigned to Fortuna in accordance with Section 3.1(a) or Section 3.1(b) hereof:

(i)

the registered holder thereof shall cease to be the registered holder of such Goldrock Share and the name of such registered holder shall be removed from the register of Goldrock Shareholders as of the Effective Time;

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(ii)

the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Goldrock Shares; and

(iii)

Fortuna will be the holder of all of the outstanding Goldrock Shares and the register of Goldrock Shareholders shall be revised accordingly; and

(d)

the exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding certain procedures related thereto may not be completed until after the Effective Date.

3.2

Post-Effective Time Procedures

Subject to the provisions of Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a registered Former Goldrock Shareholder together with certificates or DRS Statements representing Goldrock Shares and such other documents as the Depositary may require, Former Goldrock Shareholders shall be entitled to receive delivery of the DRS Statements representing the Fortuna Shares to which they are entitled pursuant to Section 3.1(b).

3.3

No Fractional Fortuna Shares

In no event shall any Former Goldrock Shareholder be entitled to a fractional Fortuna Share.  If the aggregate number of Fortuna Shares otherwise issuable to a Former Goldrock Shareholder pursuant to Section 3.1(b) hereof would result in a fraction of a Fortuna Share being issuable, the number of Fortuna Shares to be issued to such Former Goldrock Shareholder shall be rounded down to the nearest whole Fortuna Share.  No Former Goldrock Shareholder shall be entitled to any compensation in respect of any fractional Fortuna Share.

ARTICLE 4
DISSENT RIGHTS

4.1

Rights of Dissent

(a)

Pursuant to the Interim Order, Goldrock Shareholders may exercise rights of dissent ("Dissent Rights") under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Goldrock Shares in connection with the Arrangement, provided that the notice of dissent contemplated by Section 242 of the BCBCA must be received by Goldrock, c/o Stikeman Elliott LLP, Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8, Attention: Paula Price, by 10:00 a.m. (Vancouver time) on the date that is at least two Business Days prior to the date of the Goldrock Meeting or any date to which the Goldrock Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights who:

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(i)

are ultimately entitled to be paid fair value for their Goldrock Shares by Goldrock (with Goldrock funds which are not directly or indirectly provided by Fortuna or any of its affiliates), which fair value, notwithstanding anything to the contrary contained in the BCBCA, shall be determined as of the close of business on the day before the Effective Date, shall be deemed to have transferred their Goldrock Shares to Goldrock for cancellation in exchange for the right to be paid fair value for such Goldrock Shares, and Goldrock shall thereupon be obligated to pay the amount therefor determined to be the fair value of such Goldrock Shares; and

(ii)

are ultimately not entitled, for any reason, to be paid fair value for their Goldrock Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Goldrock Shares that exchanges its Goldrock Shares for Fortuna Shares as contemplated in Section 3.1(b) and shall be entitled to receive only the Share Consideration contemplated in Section 3.1(b) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

(b)

In no circumstances shall Goldrock, Fortuna or any other person be required to recognize a person purporting to exercise Dissent Rights unless such person is a registered holder of those Goldrock Shares in respect of which such rights are sought to be exercised.

(c)

For greater certainty, in no case shall Goldrock, Fortuna or any other person be required to recognize Dissenting Shareholders as holders of Goldrock Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of Goldrock Shareholders as of the Effective Time. In addition to any other restrictions under Section 238 of the BCBCA, and for greater certainty, Goldrock Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

ARTICLE 5
DELIVERY OF FORTUNA SHARES

5.1

Delivery of Fortuna Shares

(a)

Fortuna will, following receipt by Goldrock of the Final Order and prior to the Effective Date, deposit or cause to be deposited with the Depositary certificates or DRS Statements representing that number of Fortuna Shares required to be issued to Goldrock Shareholders pursuant to Section 3.1(b) (calculated with reference to the number of Goldrock Shares in respect of which Dissenters have exercised, but not withdrawn Dissent Rights).

(b)

Upon surrender to the Depository for cancellation of a certificate or DRS Statement that immediately before the Effective Time represented one or more

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outstanding Goldrock Shares together with such other documents and instruments as would have been required to effect the transfer of the Goldrock Shares formerly represented by such certificate or DRS Statement under the BCBCA and the articles of Goldrock and such additional documents and instruments as the Depository may reasonably require, the holder of such surrendered certificate or DRS Statement shall be entitled to receive in exchange therefor, and the Depository shall deliver to such holder following the Effective Time, a DRS Statement representing the Fortuna Shares that such holder is entitled to receive in accordance with Section 3.1(b).

(c)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(b)5.1(a) hereof, each certificate or DRS Statement that immediately prior to the Effective Time represented one or more Goldrock Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Share Consideration that the holder of such certificate or DRS Statement is entitled to receive in accordance with Section 3.1 hereof.

5.2

Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding Goldrock Shares that were exchanged for the Share Consideration in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Share Consideration that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of Share Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Share Consideration is to be delivered shall, as a condition precedent to the delivery of such Share Consideration, give a bond satisfactory to Fortuna and the Depositary in such amount as Fortuna and the Depositary may direct, or otherwise indemnify Fortuna and the Depositary in a manner satisfactory to Fortuna and the Depositary, against any Claim that may be made against Fortuna or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Goldrock.

5.3

Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Fortuna Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Goldrock Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable Law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of Share Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Fortuna Shares.

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5.4

Withholding Rights

Fortuna, Goldrock and the Depository shall be entitled to deduct and withhold from all dividends or other distributions or payments otherwise payable or allocable to any Former Goldrock Shareholder, Dissenting Shareholder or other person, other than the payment to a Former Goldrock Shareholder pursuant to Section 3.1(b) hereof (an "Affected Person") such amounts as Fortuna, Goldrock or the Depository is required or permitted to deduct and withhold with respect to such payment or allocation under the Tax Act or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended ("Withholding Obligations").  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Affected Person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.  Fortuna, Goldrock and the Depository shall also have the right to:

(a)

withhold and sell, on their own account or through a broker (the "Broker"), and on behalf of any Affected Person; or

(b)

require the Affected Person to irrevocably direct the sale through a Broker and irrevocably direct the Broker pay the proceeds of such sale to Goldrock, the Depositary or Fortuna as appropriate (and, in the absence of such irrevocable direction, the Affected Person shall be deemed to have provided such irrevocable direction);

such number of Fortuna Shares delivered or deliverable to such Affected Person pursuant to the Arrangement Agreement as is necessary to produce sale proceeds (after deducting commissions payable to the Broker and other costs and expenses) sufficient to fund any Withholding Obligations.  Any such sale of Fortuna Shares shall be affected on a public market and as soon as practicable following the Effective Date.  None of Fortuna, Goldrock, the Depository or the Broker will be liable for any loss arising out of any sale of such Fortuna Shares, including any loss relating to the manner or timing of such sales, the prices at which the Fortuna Shares are sold or otherwise.

5.5

Limitation and Proscription

To the extent that a Former Goldrock Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six (6) years after the Effective Date (the "final proscription date"), then the Share Consideration that such Former Goldrock Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Share Consideration to which such Former Goldrock Shareholder was entitled, shall be delivered to Fortuna by the Depositary and the Fortuna Shares forming part of the Share Consideration shall be deemed to be cancelled, and the interest of the Former Goldrock Shareholder in such Fortuna Shares (and any dividend or other distribution referred to in Section 5.3 hereof) to which it was entitled shall be terminated as of such final proscription date.

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5.6

No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens of any kind.

5.7

Illegality of Delivery of Fortuna Shares

Notwithstanding the foregoing, if it appears to Fortuna that it would be contrary to applicable law to issue Fortuna Shares pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the Fortuna Shares that otherwise would be issued to that person will be issued and delivered to the Depositary for the sale by the Depositary on behalf of that person. The Fortuna Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obliged to seek or obtain a minimum price for any of the Fortuna Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the Fortuna Shares by the Depositary (less commissions and other reasonable expenses incurred in connection with the sale and any amount withheld in respect of Canadian taxes) in lieu of the Fortuna Shares. The net proceeds will be remitted in the same manner as set forth in this Article 5. None of Fortuna, Goldrock or the Depositary will be liable for any loss arising out of any such sales.

5.8

Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Goldrock Shares issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Goldrock Shares and Goldrock, Fortuna, the Depository and any transfer agent or other depositary in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Goldrock Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
AMENDMENTS

6.1

Amendments to Plan of Arrangement

(a)

Goldrock reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided, however, that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by Fortuna and Goldrock; (iii) filed with the Court and, if made following the Goldrock Meeting, approved by the Court; and (iv) communicated to holders or former holders of Goldrock Shares if and as required by the Court.

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(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Goldrock at any time prior to the Goldrock Meeting; provided, however, that Fortuna shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Goldrock Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Goldrock Meeting shall be effective only if: (i) it is consented to in writing by each of Fortuna and Goldrock; (ii) it is filed with the Court (other than amendments contemplated in Section 6.1(d), which shall not require such filing) and (iii) if required by the Court, it is consented to by holders of Goldrock Shares voting in the manner directed by the Court.

(d)

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1

Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

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SCHEDULE B – ARRANGEMENT RESOLUTION

1.

The arrangement (the "Arrangement") under Section 288 of the British Columbia Business Corporations Act involving Goldrock Mines Corp. ("Goldrock"), all as more particularly described and set forth in the management information circular (the "Goldrock Circular") of Goldrock dated June ●, 2016, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended), is hereby authorized, approved and adopted.

2.

The plan of arrangement, as it may be or has been amended (the "Plan of Arrangement"), involving Goldrock and implementing the Arrangement, the full text of which is set out in Appendix "B" to the Goldrock Circular, is hereby authorized, approved and adopted.

3.

The arrangement agreement (the "Arrangement Agreement") between Goldrock and  Fortuna Silver Mines Inc. dated June •, 2016, and all the transactions contemplated therein, the actions of the directors of Goldrock in approving the Arrangement and any amendments thereto and the actions of the directors and officers of Goldrock in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Goldrock are hereby authorized and empowered, without further notice to, or approval of, any securityholders of Goldrock:

(a)

to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

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(b)

subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.

Any one or more directors or officers of Goldrock is hereby authorized, for and on behalf and in the name of Goldrock, to execute and deliver, whether under corporate seal of Goldrock or not, all such agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)

all actions required to be taken by or on behalf of Goldrock, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)

the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Goldrock;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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